SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia

Corporate Taxpayer's ID (CNPJ/MF) 76.483.817/0001-20

State registration 10146326-50

Publicly-Held Company - CVM 1431-1

www.copel.com       copel@copel.com

Rua Coronel Dulcídio, 800, Batel - Curitiba - PR

CEP 80420-170

QUARTERLY INFORMATION

ITR

June / 2018

CONTENTS

FINANCIAL STATEMENTS		3
Statements of Financial Position		3
Statements of Income		5
Statements of Income - Changes in the Second Quarter		6
Statements of Comprehensive Income		7
Statements of Comprehensive Income - Changes in the Second Quarter		7
Statements of Changes in Equity		8
Statements of Cash Flows		9
Statements of Added Value		11
NOTES TO THE FINANCIAL STATEMENTS		13
1	Operations	13
2	Concessions and Authorizations	15
3	Basis of Preparation	18
4	Significant Accounting Policies	19
5	Cash and Cash Equivalents	22
6	Bonds and Securities	22
7	Trade Accounts Receivable	23
8	CRC Transferred to the State Government of Paraná	24
9	Net Sectorial Financial Assets and Liabilities	26
10	Accounts Receivable Related to the Concession	28
11	Accounts Receivable Related to Concession Compensation	30
12	Other Receivables	30
13	Taxes	31
14	Prepaid Expenses	34
15	Receivables from Related Parties	35
16	Other Temporary Investments	36
17	Judicial Deposits	37
18	Investments	37
19	Property, plant and equipment	41
20	Intangible Assets	47
21	Payroll, Social Charges and Accruals	49
22	Suppliers	49
23	Loans and Financing	50
24	Debentures	54
25	Post-employment benefits	56
26	Customer Charges Due	58
27	Research and Development and Energy Efficiency	58
28	Accounts Payable Related to Concession	59
29	Other Accounts Payable	59
30	Provisions for Legal Claims	60
31	Equity	67
32	Net Operating Revenue	69
33	Operating Costs and Expenses	76
34	Financial Results	82
35	Operating Segments	83
36	Risk Management and Financial Instruments	87
37	Related Party Transactions	100
38	Commitments	103
39	Insurance	103
40	Additional Information to the Statement of Cash Flows	104
41	Subsequent Events	104
COMMENTS ON PERFORMANCE		106
COMPOSITION OF GROUPS RESPONSIBLE FOR GOVERNANCE		115
REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION		116
SUPERVISORY BOARD’S OPINION ON THE INTERIM FINANCIAL		118
S T A T E M E N T		118

FINANCIAL STATEMENTS

Statements of Financial Position

as of June 30, 2018 and December 31, 2017

All amounts expressed in thousands of Brazilian reais

Statements of Financial Position

as of June 30, 2018 and December 31, 2017 (continued)

All amounts expressed in thousands of Brazilian reais

Statements of Income

for the six-month periods ended June 30, 2018 and 2017

All amounts expressed in thousands of Brazilian reais

Note	Parent Company		Consolidated	
		06.30.2018	06.30.2017	06.30.2018	12.31.2017
NET OPERATING REVENUE	32	-	-	**6,954,511**	**6,470,240**
OPERATING COSTS	33	-	-	**(5,182,067)**	**(4,690,862)**
GROSS PROFIT		-	-	**1,772,444**	**1,779,378**
Operational expenses / income					
Selling expenses	33	-	-	(77,509)	(83,712)
General and administrative expenses	33	(39,379)	(37,058)	(370,319)	(315,823)
Other operational income (expenses)	33	21,933	9,488	(154,590)	(116,708)
Equity in earnings of investees	18	621,100	630,222	63,884	82,998
		603,654	**602,652**	**(538,534)**	**(433,245)**
PROFIT BEFORE FINANCIAL RESULTS AND TAXES		**603,654**	**602,652**	**1,233,910**	**1,346,133**
Financial results	34				
Financial income		199,722	72,505	460,378	298,816
Financial expenses		(94,056)	(165,163)	(634,956)	(717,078)
		105,666	**(92,658)**	**(174,578)**	**(418,262)**
OPERATING PROFIT		**709,320**	**509,994**	**1,059,332**	**927,871**
INCOME TAX AND SOCIAL CONTRIBUTION	13.4				
Current		(62,776)	-	(441,377)	(326,114)
Deferred		32,941	40,388	74,228	(33,506)
		(29,835)	**40,388**	**(367,149)**	**(359,620)**
NET INCOME		**679,485**	**550,382**	**692,183**	**568,251**
Attributed to controlling shareholders		-	-	679,485	550,382
Attributed to non-controlling interest	18.2.2	-	-	12,698	17,869
BASIC AND DILUTED NET EARNING PER SHARE ATTRIBUTED TO PARENT COMPANY SHAREHOLDERS - EXPRESSED IN BRAZILIAN REAIS	31.3				
Common shares		2.37153	1.92093		
Class "A" Preferred shares		2.60868	2.11302		
Class "B" Preferred shares		2.60868	2.11302		

Notes are an integral part of this quarterly information

Statements of Income - Changes in the Second Quarter

for the quarters ended June 30, 2018 and 2017

All amounts expressed in thousands of Brazilian reais

Note	Parent Company			Consolidated
					Restated
		04.01.2018 to 06.30.2018	04.01.2017 to 06.30.2017	04.01.2018 to 06.30.2018	04.01.2017 to 06.30.2017
OPERATING REVENUES	32	-	-	**3,605,830**	**3,173,229**
COST OF SALES AND SERVICES PROVIDED	33	-	-	**(2,721,871)**	**(2,446,823)**
GROSS PROFIT		-	-	**883,959**	**726,406**
Operational expenses / income					
Selling expenses	33	-	-	(34,668)	(42,805)
General and administrative expenses	33	(15,102)	(22,108)	(171,951)	(164,105)
Other operational income (expenses)	33	(22,601)	11,135	(69,396)	(45,651)
Equity in earnings of investees		342,760	189,702	35,366	49,285
		305,057	**178,729**	**(240,649)**	**(203,276)**
PROFIT (LOSS) BEFORE FINANCIAL RESULTS AND TAXES		**305,057**	**178,729**	**643,310**	**523,130**
Financial results	34				
Financial income		91,331	30,643	254,983	135,229
Financial expenses		(47,051)	(95,523)	(359,894)	(397,470)
		44,280	**(64,880)**	**(104,911)**	**(262,241)**
PROFIT (LOSS) BEFORE INCOME TAX AND SOCIAL CONTRIBUTION		**349,337**	**113,849**	**538,399**	**260,889**
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	13.4				
Current		(41,202)	-	(195,770)	(133,002)
Deferred		39,072	26,191	9,974	23,094
		(2,130)	**26,191**	**(185,796)**	**(109,908)**
NET INCOME (LOSS)		**347,207**	**140,040**	**352,603**	**150,981**
Attributed to controlling shareholders		-	-	347,207	140,040
Attributed to non-controlling interest		-	-	5,396	10,941
BASIC AND DILUTED NET EARNING PER SHARE ATTRIBUTED TO PARENT COMPANY SHAREHOLDERS - IN REAIS	31.3				
Ordinary shares		1.21182	0.48876	-	-
Class "A" Preferred shares		1.33299	0.53764	-	-
Class "B" Preferred shares		1.33299	0.53764	-	-

Notes are an integral part of this quarterly information

Statements of Changes in Equity

for the six-month periods ended June 30, 2018 and 2017

All amounts expressed in thousands of Brazilian reais

Note	Attributable to Parent Company								
			Equity valuation adjustments		Profit reserves					
	Note	Capital	Deemed cost	Other comprehensive income	Legal reserve	Profit retention reserve	Accumulated profit	Shareholders' equity	Attributable to non - controlling interests	Equity Consolidated
Balance as of January 1, 2018		**7,910,000**	**873,306**	**22,295**	**844,398**	**5,557,843**	**-**	**15,207,842**	**302,661**	**15,510,503**
Adjustments arising from the adoption of CPC 47/IFRS15 and CPC 48/IFRS9		-	-	(4,391)	-	-	(11,785)	(16,176)	-	(16,176)
Balance as of January 1, 2018 adjusted		**7,910,000**	**873,306**	**17,904**	**844,398**	**5,557,843**	**(11,785)**	**15,191,666**	**302,661**	**15,494,327**
Net Income		-	-	-	-	-	679,485	679,485	12,698	692,183
Total comprehensive income		**-**	**-**	**-**	**-**	**-**	**679,485**	**679,485**	**12,698**	**692,183**
Realization - deemed cost, net of taxes	31.2	-	(33,211)	-	-	-	33,211	-	-	-
Dividends		-	-	-	-	-	-	-	(5,660)	(5,660)
Balance as of June 30, 2018		**7,910,000**	**840,095**	**17,904**	**844,398**	**5,557,843**	**700,911**	**15,871,151**	**309,699**	**16,180,850**

	Attributable to Parent Company								
		Equity valuation adjustments		Profit reserves					
	Capital	Cost assigned	Other comprehensive income	Legal reserve	Profit retention reserve	Accumulated profit	Shareholders' equity	Attributable to non - controlling interests	Equity Consolidated
Balance as of January 1, 2017	**7,910,000**	**944,956**	**53,510**	**792,716**	**5,016,916**	**-**	**14,718,098**	**260,044**	**14,978,142**
Net Income	-	-	-	-	-	550,382	550,382	17,869	568,251
Other comprehensive income									
Gain on financial assets, net of taxes	-	-	3,517	-	-	-	3,517	-	3,517
Total comprehensive income	**-**	**-**	**3,517**	**-**	**-**	**550,382**	**553,899**	**17,869**	**571,768**
Realization - deemed cost, net of taxes	-	(36,513)	-	-	-	36,513	-	-	-
Deliberation of additional dividends proposed	-	-	-	-	-	-	-	(11,053)	(11,053)
Approval of additional dividends in accordance with the 62th Annual General Meeting	-	-	-	-	(223,266)	-	(223,266)	-	(223,266)
Balance as of June 30, 2017	**7,910,000**	**908,443**	**57,027**	**792,716**	**4,793,650**	**586,895**	**15,048,731**	**266,860**	**15,315,591**

Notes are an integral part of this quarterly information

Statements of Cash Flows

for the six-month periods ended June 30, 2018 and 2017

All amounts expressed in thousands of Brazilian reais

Statements of Cash Flows

for the six-month-periods ended June 30, 2018 and 2017 (continued)

All amounts expressed in thousands of Brazilian reais

Note	Parent Company		Consolidated	
		06.30.2018	06.30.2017	06.30.2018	06.30.2017
CASH FLOWS FROM INVESTMENT ACTIVITIES					
Financial investments		(177)	58	(8,592)	(8,280)
Loans and financing granted to related parties		(158,365)	(12,145)	-	(5,145)
Receipt of loans and financing granted to related parties		116,978	8,792	116,849	12,493
Additions in investments	18.1	(135,190)	(121,582)	-	(176,841)
Capital reduction of investees.	18.1	-	170,000	35,280	73,361
Additions to property, plant and equipment		(85)	(199)	(840,768)	(564,075)
Additions to intangible assets		(114)	(441)	(288,835)	(348,077)
Customers contributions - intangible assets		-	-	52,245	53,056
NET CASH (USED IN) GENERATED FROM INVESTING ACTIVITIES		**(176,953)**	**44,483**	**(933,821)**	**(963,508)**
CASH FLOWS FROM FINANCING ACTIVITIES					
Loans and financing obtained from third parties	23.4	-	77,000	630,000	691,378
Issue of Debentures	24.2	600,000	520,000	600,000	522,521
Payments of principal - loans and financing	23.4	(77,000)	(77,000)	(237,131)	(275,178)
Payments of principal - debentures	24.2	(333,300)	(333,300)	(709,158)	(371,238)
Dividends and interest on own capital paid		(1,966)	(182,567)	(15,899)	(197,880)
NET CASH GENERATED FROM FINANCING ACTIVITIES		**187,734**	**4,133**	**267,812**	**369,603**
TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS		**77,476**	**426,384**	**664,073**	**441,875**
Cash and cash equivalents at the beginning of the period	5	56,833	46,096	1,040,075	982,073
Cash and cash equivalents at the end of the period	5	134,309	472,480	1,704,148	1,423,948
CHANGE IN CASH AND CASH EQUIVALENTS		**77,476**	**426,384**	**664,073**	**441,875**

Notes are an integral part of this quarterly information

Statements of Added Value

for the six-month periods ended June 30, 2018 and 2017

All amounts expressed in thousands of Brazilian reais

Statements of Added Value

for the six-month-periods ended June 30, 2018 and 2017 (continued)

All amounts expressed in thousands of Brazilian reais

DISTRIBUTION OF ADDED VALUE	Parent Company				Consolidated			
	06.30.2018	%	06.30.2017	%	06.30.2018	%	06.30.2017	%
Personnel								
Remuneration and fees	4,691		12,002		422,660		439,201	
Private pension and health plans	1,111		1,880		130,532		128,348	
Meal and education assistance	540		499		62,556		63,889	
Social security charges - FGTS	364		854		34,147		35,261	
Labor indemnities (reversals)	4,403		2,450		92,462		20,568	
Profit sharing	389		309		42,930		37,264	
Transfers to property, plant and equipment in progress	-		-		(15,431)		(16,687)	
	11,498	**1.4**	**17,994**	**2.6**	**769,856**	**12.1**	**707,844**	**11.9**
Government								
Federal								
Tax	31,753		(34,707)		1,155,216		1,134,787	
Sectorial charges	-		-		1,174,944		971,814	
State	3		3		1,949,106		1,838,233	
Municipal	56		87		4,949		3,975	
	31,812	**3.9**	**(34,617)**	**(5.0)**	**4,284,215**	**67.3**	**3,948,809**	**66.2**
Third Parties								
Interest	93,329		162,566		600,266		715,645	
Leasing and rent	656		843		19,531		19,377	
Donations, subsidies and contributions	-		-		3,482		2,848	
	93,985	**11.5**	**163,409**	**23.4**	**623,279**	**9.8**	**737,870**	**12.4**
Shareholders								
Retained profits	679,485		550,382		679,485		550,382	
Non controlling interests	-		-		12,698		17,869	
	679,485	**83.2**	**550,382**	**79.0**	**692,183**	**10.8**	**568,251**	**9.5**
	816,780	**100.0**	**697,168**	**100.0**	**6,369,533**	**100.0**	**5,962,774**	**100.0**

Notes are an integral part of this quarterly information

NOTES TO THE FINANCIAL STATEMENTS

for the six-month period ended June 30, 2018

All amounts expressed in thousands of Brazilian reais

1         Operations

Companhia Paranaense de Energia (Copel, Company or Parent Company), with its headquarters at Rua Coronel Dulcídio, 800, Curitiba - State of Paraná, is a publicly-held mixed capital company controlled by the State of Paraná and its shares are traded on Corporate Governance Level 1 of the Special Segments Listing of B3 S.A. - Brasil, Bolsa Balcão and also on the New York Stock Exchange (NYSE) and on the Madrid Stock Exchange in the Latin American segment (Latibex).

The core activities of Copel and its subsidiaries, regulated by the Brazilian Electricity Regulatory Agency (ANEEL), linked to the Ministry of Mines and Energy (MME), is to research, study, plan, build and explore the production, transformation, distribution and trading of energy in any of its forms, primarily electricity. Furthermore, Copel participates in consortiums and in private sector and mixed-capital companies for the purpose of engaging in activities, primarily in the fields of energy, telecommunications, and natural gas.

1.1        Copel’s equity interests

Copel has direct and indirect interests in subsidiaries (1.1.1), joint ventures (1.1.2), associates (1.1.3) and joint operations (1.1.4).

1.1.3       Associates

1.1.4       Joint operations (consortiums)

2         Concessions and Authorizations

2.1        Concessions contracts or authorizations obtained by Copel

2.1.1       Compagás

Compagás is a party to a concession agreement entered into with the Concession Grantor, the State of Paraná, setting July 6, 2024 as the expiry date of the concession.

On December 7, 2017, the State of Paraná published Supplementary Law 205, introducing a new interpretation of the expiry of the concession, understanding that expiry will be on January 1, 2019.

The management board of Compagás, its Parent company and other shareholders are looking into and challenging the effects of the aforesaid law, understanding that they conflict with the provisions of the concession agreement currently in force. However, as by the end of issuance of this quarterly information such discussion had not yet been closed and that law continues in force, the effects on the quarterly information for 6/30/2018 had to be taken into consideration.

Management will continue to make its best efforts to protect the Company interests, aiming to appropriately settle the impacts of the new interpretation given by the Concession Grantor and find alternatives necessary to maintain the concession in a sustainable manner.

The impacts on Compagás financial statements for 6/30/2018 by accelerating the expiry of the concession are as follows:

2.2        Concession contracts or authorizations obtained by Copel GeT and is investees

3         Basis of Preparation

3.1        Statement of compliance

The quarterly information is being presented considering the provisions of CPC 21 (R1) and IAS 34 – Interim Financial Reporting. Consequently, certain information contained in the notes to the financial statements for the year ended 12/31/2017, and which was not subject to modifications in the first half of 2018, is not being presented. Therefore, this quarterly information should be read together with the financial statements as at 12/31/2017, available on the websites of the Brazilian Securities and Exchange Commission - CVM and Copel.

Company's management believes that all the relevant information used in its management is evidenced in the individual and consolidated quarterly information.

The issuance of the individual and consolidated quarterly information was approved by Management on 8/14/2018.

3.2        Functional and presentation currency

The individual and consolidated quarterly information is presented in Brazilian Reais, which is the functional currency of the Company. The financial information has been rounded to the nearest thousand, unless otherwise indicated.

3.3        Basis of measurement

The quarterly information was prepared based on the historical cost, except for certain financial instruments measured at fair value and investments.

3.4        Use of estimates and judgments

In the preparation of this quarterly information, Management used judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses of the Company and its subsidiaries. Actual results may differ from those estimates.

Estimates and assumptions are reviewed on a continuous basis. Reviews of estimates are recognized in the period in which it is revised (prospective basis).

The information on the use of estimates and judgments involving the application of the accounting policies adopted that has effects on the amounts recognized in the quarterly information is the same as that disclosed in Note 3.4 to the financial statements as of 12/31/2017.

4         Significant Accounting Policies

The Company’s accounting policies are consistent with those presented in Note 4 to the financial statements for the year ended December 31, 2017, except for the policies disclosed in item 4.1.

4.1        Standards applicable to the Company beginning on January 1, 2018

4.1.1       CPC 48/IFRS 9 - Financial Instruments

This standard establishes three categories for classification and measurement of financial assets and liabilities: (i) measured at fair value through profit or loss; (ii) measured at amortized cost, based on the business model within which they are held and the characteristics of their contractual cash flows; and (iii) measured at fair value through other comprehensive income.

The Company and its subsidiaries adopted CPC 48/IFRS 9 using the exemption set forth in item 7.2.15 which allows them not to restate prior period’s comparative information due to the changes in classification and measurement of financial instruments. The differences in the balances of financial assets and liabilities arising from the initial adoption of CPC 48/IFRS 9 were recognized in retained earnings.

Impairment

In relation to the impairment of financial assets, IFRS 9 / CPC 48 requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognized.

CPC 48/IFRS 9 requires the Company’s management to carry out an assessment in light of twelve months or throughout the life of the financial asset and record the effects in case of indication of expected credit losses on financial assets.

The Company and its subsidiaries applied the simplified approach according to which expected losses are recognized throughout the life of financial assets of trade accounts receivable.

Effects on initial application

The new requirements of CPC 48/IFRS had the following impacts on the classification of financial assets, as shown below:

The effects on the Company’s statement of financial position are presented in the table below:

The Company did not designate financial liabilities as fair value through profit or loss, thus there was no impact on the classification of financial liabilities.

4.1.2       CPC 47/IFRS 15 - Clarifications to IFRS 15 Revenue from contracts with customers

The standard establishes that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard introduces a five-step model for revenue recognition: (i) Identify the contract with the customer; (ii) Identify the performance obligations in the contract; (iii) Determine the transaction price; (iv) Allocate the transaction price to the performance obligations in the contract; and (v) Recognize revenue when (or as) the entity satisfies a performance obligation.

Under IFRS 15 / CPC 47, an entity recognizes revenue when (or as) the entity satisfies a performance obligation, i.e., when the "control" over the goods and services in a certain operation is transferred to the customer, and will establish a greater level of detail in the disclosures.

The effect on the Company’s consolidated statement of financial position as of January 1, 2018 was a decrease in trade accounts receivable by R$2,960, increase in deferred tax assets by R$1,280, against a decrease in retained earnings of R$1,680, with the related effects on the Parent Company’s investments and retained earnings, due to equity in earnings of investees.

In addition, beginning on January 1, 2018, the continuity indicators are Individual Interruption Duration - DIC, Individual Interruption Frequency - FIC, Maximum Continuous Interruption Duration - DMIC and Individual Interruption Duration on a critical day – DICRI, previously recorded as operating expenses and currently recorded as reducing the revenue from electric network availability.

4.2        Standard applicable to the Company beginning on January 1, 2019

4.2.1       CPC 06 (R2)/IFRS 16 - Leases

Applicable for periods beginning on or after January 1, 2019, CPC 06 (R2) / IFRS 16 establishes, in the lessee’s view, a new form for accounting for leases currently classified as operating leases, which are now recognized similarly to leases classified as finance leases. As regards the lessors, it virtually retains the requirements of IAS 17, including only some additional disclosure aspects.

The Company is assessing the potential impacts of the adoption of this new standard.

5         Cash and Cash Equivalents

These comprise cash on hand, deposits with banks and short-term highly liquid investments, which can be redeemed in cash within 90 days from the investment date.

Financial investments refer to Bank Deposit Certificates - CDBs and Repurchase Agreements, which are the sale of a security with the commitment of the seller (Bank) to repurchase it, and of the purchaser to resell it in the future. Investments are remunerated between 60% and 100.8% of the rate of change of the Interbank Deposit Certificate (Certificado de Depósito Interbancário - CDI).

6         Bonds and Securities

Copel and its subsidiaries have securities that yield variable interest rates. The term of these securities ranges from 1 to 60 months from the end of the reporting period.

7         Trade Accounts Receivable

7.1        Energy installments plan

The trade accounts receivable renegotiated are discounted to present value, at 6/30/2018, taking into consideration the future value, the maturity dates, the dates of settlement and the discount rate ranging from 0.08% to 3.60% p.m.

7.2        Electricity Trading Chamber - CCEE

From the total balance, the most significant amounts are R$90,197 of Copel DIS, fully received to the date of this publication, and R$364,354 of Copel GeT, of which R$108,614 were offset against the negative balance in July 2018, R$24,123 is expected to be received in the following settlements of CCEE during 2018, and the remaining balance of R$231,617 is derived from the reprocessing by CCEE of the energy measured at the PLD for the period from January to October 2015, as a result of the favorable reply to the request for preliminary injunction in the common civil action that claims for exclusion of responsibility in energy delivery to comply with the trading contracts of Colíder HPP (Note 19.4). In this period Copel GeT complied with its commitment related to energy surpluses not contracted in its other plants.

From the amount calculated by CCEE, based on the PLD amount, arising from the effects of the injunction to exclude the responsibility of the Colíder HPP, there is an estimated loss on doubtful receivables of R$119,665. The remaining balance of R$111,952 refers to the right to energy supply, regardless of any litigation, measured at the price of the trading agreements.

Also, regarding the exclusion of responsibility of the Colíder HPP, there is another additional portion of R$43,844 related to the same energy supply, measured at the PLD, which was not recognized due to the uncertainty on the judgment of the merit of the lawsuit.

7.3        Expected credit losses

8         CRC Transferred to the State Government of Paraná

By means of a fourth amendment dated January 21, 2005, the Company renegotiated with the State of Paraná the outstanding CRC (Account for Compensation of Income and Losses) balance as of December 31, 2004, in the amount of R$1,197,404, to be paid in 244 installments under the Price amortization system, adjusted according to the IGP-DI inflation index plus interest of 6.65% p.y., which are received monthly, with the first installment due on January 30, 2005 and the others due in subsequent and consecutive months.

The Paraná State Government requested the Novation of the Adjustment Term of CRC, which was approved by the Company’s Board of Directors on June 16, 2016, subject to the consent of the Ministry of Finance. (i) no principal and interest payments in the period from April to December 2016, and (ii) no payment of principal and monthly payment of interest from January to December 2017. The other clauses were maintained, including the maintenance of the current indexes of correction and interest, thus not affecting the global net present value of referred agreement.

The Company’s management and the State of Paraná formalized on October 31, 2017 the fifth amendment.

The State of Paraná complied with the agreed terms and made the payments of the monthly interest forecast until December 2017. With the end of the grace period, the State of Paraná has strictly complied with the payments under the agreed terms, remaining 82 monthly installments to be paid.

8.1        Changes in CRC

8.2        Maturity of noncurrent installments

9         Net Sectorial Financial Assets and Liabilities

9.1        Composition of net sectorial financial assets and liabilities balances per tariff cycle

9.2        Changes in net sectorial financial assets and liabilities

10      Accounts Receivable Related to the Concession

Copel GeT extended the concession agreement 060/2001, pursuant to Law No. 12,783/2013, and recognized receivables related to the electricity transmission assets of the Existing Basic Network System (RBSE) and the connecting facilities and Other Transmission Facilities (RPC) existing in May 2000 and not yet depreciated or amortized.

On April 20, 2016, MME Ordinance No. 120 was published, determining that the amounts of assets not yet depreciated and/or amortized, shall comprise the Regulatory Remuneration Base (BRR) for electricity transmission concessionaires as of the 2017 tariff review process, in order to define the Annual Permitted Revenue (APR). The Ordinance addressed issues related to updating, remunerating and period for receiving the amounts, which are regulated by ANEEL Normative Resolution No. 762/2017, by means of Public Hearing 068/2016.

On April 12, 2017, ANEEL issued Technical Note No. 61/2017 - SFF, which concluded the audit of the assets appraisal report and recognized the amount of R$667,637 as the net value of the assets at December 31, 2012. ANEEL’s board approved the inspection results on May 9, 2017, with a disallowance of R$214,663 in relation to the amount originally requested of R$882,300, the main disallowance is related to assets of Substation SF6 of Salto Caxias.

Moreover, on June 27, 2017 ANEEL published Resolution No. 2,258 establishing the Annual Permitted Revenue (RAP), for the 2017/2018 tariff cycle, considering a court decision on the injunction of April 11, 2017 related to a lawsuit filed by three business associations, which determines the deduction of the “compensation”, provided for in article 15, paragraph 2 of Law 12,783/2013. The same decision was applied for the current 2018-2019 cycle, according to ANEEL Resolution 2,408 of June 26, 2018.

The compensation being challenged in court, related to the cost of equity calculated for the RBSE assets from January 2013 to June 2017 temporarily reduced the RAP of this cycle from R$136,790 to R$102,514, and the amount deducted from the RAP by ANEEL in the eight tariff cycles is R$201,795.

Based on the opinion of its legal counsel, Copel GeT understands that this is a provisional decision and is not against Copel GeT’s right to receive the amounts related to RSBE assets, which are guaranteed by Law. Therefore, the receivables related to the compensation by the cost of equity considered in the receipt flow of this asset are recorded in noncurrent assets.

The remeasurement of RBSE asset base at 6/30/2018 totals R$1,386,536, already considering the amortization for the RAP received, and the changes in the periods were recognized in operating income.

10.5      Concession agreement - gas distribution

11      Accounts Receivable Related to Concession Compensation

11.1      Changes in accounts receivable related to concession compensation

12      Other Receivables

12.1      Credits on sales and purchases of gas - Compagás

This balance refers to the gas acquisition contract with Petrobras, relating to the acquisition of contracted and guaranteed volumes, higher than those actually withdrawn and used, and contains a future compensation clause. Compagás has the right to withdraw the gas in subsequent months, and can compensate the volume contracted and not consumed. According to the contractual provisions and consumption perspectives, derived from the review of the projects and scenarios for the next years, Compagás estimates to fully offset the amounts paid in the course of its operation. Should the concession be early terminated for any reason, the agreement with Petrobras sets forth the right for sale of this asset. The expiry date of the concession is in discussion with the Concession Grantor, as described in Note 2.1.1

13      Taxes

13.2.3     Unrecognized tax credits

As of 6/30/2018, UEG Araucária did not recognize income tax and social contribution credits on tax loss carryforwards and negative bases in the amount of R$33,733 because there is at present no reasonable assurance of generation of future taxable profits sufficient to absorb these assets.

13.3      Other taxes recoverable and other tax obligations

Parent Company		Consolidated	
	06.30.2018	12.31.2017	06.30.2018	12.31.2017
Current assets				
Recoverable ICMS (VAT)	7	7	88,259	68,773
Recoverable PIS/Pasep and Cofins taxes	322	269	54,129	133,090
PIS/Pasep and Cofins to be offset against liabilities	-	-	(3,331)	(4,202)
Other recoverable taxes	-	-	570	571
	329	**276**	**139,627**	**198,232**
Noncurrent assets				
Recoverable ICMS (VAT)	-	-	33,969	36,740
PIS/Pasep and Cofins taxes	84,797	-	135,628	46,858
Other recoverable taxes	15	15	33,386	33,376
	84,812	**15**	**202,983**	**116,974**
Current liabilities				
ICMS (VAT) payable	-	3	144,696	151,928
PIS/Pasep and Cofins payable	1,530	44,927	112,613	138,797
PIS/Pasep and Cofins to be offset against assets	(1,530)	(44,927)	(9,681)	(121,165)
IRRF on JSCP	-	26,002	-	97,065
IRRF on JSCP to be offset against IR and CSLL assets	-	(26,002)	-	(43,018)
Special Tax Regularization Program - Pert	-	-	68,153	45,108
Ordinary financing of taxes with the federal tax authorities	-	-	64,658	63,791
Other taxes	591	473	14,457	12,981
	591	**476**	**394,896**	**345,487**
Noncurrent liabilities				
Social security contributions - injunction on judicial deposit	2,483	2,365	190,917	179,373
Special Tax Regularization Program - Pert	-	-	458,139	488,563
Ordinary financing of taxes with the federal tax authorities	-	-	53,882	85,054
TCFRH (a)	-	-	76,630	53,349
Other taxes	-	-	3,337	3,237
	2,483	**2,365**	**782,905**	**809,576**

(a) Fee for Control, Monitoring and Inspection of Activities of Exploitation and Use of Water Resources.

13.4      Reconciliation of provision for income tax (IRPJ) and social contribution (CSLL)

14      Prepaid Expenses

15      Receivables from Related Parties

15.1      State of Paraná

15.1.1     Programa Luz Fraterna

The credit of R$115,890 related to Luz Fraterna Program as of December 31, 2016 was fully paid in March 2018 (Note 37).

15.1.2     2014 Construction Works for the World Cup

Regarding the credit related to the 2014 World Soccer Cup of R$14,266 (R$14,266 as of 12/31/2017), through the 2,119th Meeting held on July 28, 2014, Copel’s executive board approved the transfer of the credit rights of the costs related to mobility projects for the FIFA 2014 World Soccer Cup made by Copel DIS and under the responsibility of the Paraná State government.

ANEEL agreed to the transaction through Order No. 3,483/2015 and a Credit Assignment Agreement that transfers Copel DIS rights to Copel was executed.

In addition, State Law No. 18,875, dated September 27, 2016, authorized the State of Paraná to pay debts due and unpaid to Copel relating to services rendered up to the date of publication of said Law. Considering this legal provision, Management is in the negotiation phase to define the terms of the settlement of this balance.

15.1.3     Programa Morar Bem Paraná

Creit in the amount of R$402 (R$261 at December 31, 2017) related to Programa Morar Bem Paraná, established by Decree 2,845/2011. This program is an agreement between the Paraná State, Companhia de Habitação do Paraná (Cohapar) and Copel DIS, and is managed by Cohapar. Copel DIS main attributions under this agreement are the constructions of electric energy distribution networks and housing project consumer unit service connections.

15.2      Copel DIS - Financing transferred - STN

The Company transferred loans and financing to its wholly-owned subsidiaries at the time of constitution in 2001. However, since the contracts for the transfers to the subsidiaries were not formalized with the financial institutions, they remain recognized in the Parent Company.

The balance with Copel DIS refers to the National Treasury Department - STN financing transferred with the same levy of charges borne by the Company (Note 23) and shown as obligations for loans and financing at Copel DIS.

15.3      Wind farms - Loans

Loan agreements were signed on August 21, 2017 between Copel (lender) and the wind farms, as shown below:

15.4      Voltalia São Miguel do Gostoso Participações S.A. - Loan agreements

On May 14, 2015, a loan agreement was signed between Copel (lender) and Voltalia São Miguel do Gostoso Participações S.A. (borrower), aiming at providing working capital for financing the borrower’s activities and business. A limit of R$29,400 was established, plus IOF (tax on financial transactions) and interest of 111.5% of the CDI. Of the limit approved, the borrower used R$27,950. The initial term of two years was extended to February 6, 2018, the date on which the contract was settled, with finance income recorded in 2018 in the amount of R$294 (R$1,863 in the first half of 2017).

16      Other Temporary Investments

Copel has investments in shares of companies with and without shares traded in active market. These assets are classified in the accounting category of fair value through profit or loss.

17      Judicial Deposits

18      Investments

18.1      Changes in investments

18.2      Subsidiaries with non-controlling interest

18.2.1     Summarized financial information

Balance as of June 30, 2018	Compagás	Elejor	UEG Araucária
ASSETS	**686,179**	**659,513**	**462,863**
Current assets	181,897	77,255	62,521
Noncurrent assets	504,282	582,258	400,342
LIABILITIES	**686,179**	**659,513**	**462,863**
Current liabilities	148,102	118,458	37,161
Noncurrent liabilities	114,828	468,707	22,691
Equity	423,249	72,348	403,011
STATEMENT OF INCOME			
Operating revenues	245,488	141,793	-
Operating costs and expenses	(213,750)	(43,803)	(42,897)
Financial results	(75)	(53,322)	(296)
Income tax and social contribution	(6,172)	(15,179)	-
Net income (loss)	**25,491**	**29,489**	**(43,193)**
Other comprehensive income	-	-	-
Total comprehensive income	**25,491**	**29,489**	**(43,193)**
STATEMENTS OF CASH FLOWS			
Cash flows from operational activities	40,644	43,052	4,864
Cash flows from investiment activities	(6,463)	(408)	(2,655)
Cash flows from financing activities	(28,086)	(41,306)	-
TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	**6,095**	**1,338**	**2,209**
Cash and cash equivalents at the beginning of the year	84,079	37,905	51,264
Cash and cash equivalents at the end of the year	90,174	39,243	53,473
CHANGE IN CASH AND CASH EQUIVALENTS	**6,095**	**1,338**	**2,209**

18.2.2     Changes in equity attributable to non-controlling shareholders

18.3      Total balances of the groups of assets, liabilities, net income and share in commitments and contingent liabilities of the main joint ventures

As at 6/30/2018, Copel's interest in the commitments assumed from its joint ventures is equivalent to R$97,959 (R$141,744 as at 12/31/2017) and in contingent liabilities is equivalent to R$38,212 (R$38,218 as at 12/31/2017).

18.4      Total balances of the groups of assets, liabilities, net income and share in contingent liabilities of the main associates

As at 6/30/2018, Copel's interest in the contingent liabilities of its associates is equivalent to R$58,219 (R$58,194 as at 12/31/2017).

19      Property, plant and equipment

19.1      Property, plant and equipment by asset class

19.2      Changes in property, plant and equipment

19.3      Costs of loans, financing and debentures capitalized

The costs of loans, financing and debentures capitalized in property, plant and equipment during the first half of 2018 amounted to R$2,430, at an average rate of 0.06 % p.y. (R$1,133, at an average rate of 0.04% p.y. during the first half of 2017).

19.4      HPP Colíder

On July 30, 2010, at the ANEEL Auction of Power from New Projects 003/10, Copel GeT won the rights to the concession of the Colíder Hydroelectric Power Plant, valid for 35 years from the date of signature of Concession Agreement No. 001/11-MME-HPP Colíder, which took place on January 17, 2011.

This project will comprise a main powerhouse of 300 MW, which is enough to supply approximately one million people. The facility will take advantage of the hydroelectric potential discovered on the Teles Pires River, between the towns of Nova Canaã do Norte and Itaúba, in the northern region of the State of Mato Grosso.

The National Bank for Economic and Social Development (BNDES) approved the classification of the HPP Colíder project for financial support in the total amount of R$1,041,155 (Note 23). The amounts released until June 30, 2018 totaled R$1,005,108.

Due to acts of God and force majeure, such as fire at the construction site, and public power acts, delays involving environmental licenses, among other setbacks, such as delays in delivery of equipment, in electromechanical assembly services and in the construction of the transmission line of the power plant, the project timeframe was adversely affected, leading to postponement of the commercial generation of the power plant, whose first generating unit is expected to be operational by June 2018, whilst the third and last one is expected by December  2018. As a result of these events, a balance of estimated losses on impairment of assets is recorded as shown in Note 19.7.

The Colíder Hydroelectric Power Plant’s power output was sold at an ANEEL auction at a final price of R$103.40/MWh, as of July 1, 2010, adjusted according to the variation of IPCA inflation index to R$167.66 as of June 30, 2018. 125 averages MW were sold, for supply starting on January 2015, for 30 years. Copel GeT submitted an application to ANEEL to exclude its responsibility, so that the obligation to supply energy could be postponed. In a first judgment, the request was not accepted, Copel GeT filed an application for reconsideration of the decision, which was also denied on March 14, 2017. Not agreeing with the decision, Copel GeT filed again an application for reconsideration, which was definitely denied on July 4, 2017.     Copel GeT filed a common civil action with the Court on December 18, 2017 applying for a preliminary injunction and requesting the reversal of the decision of the Agency, and on April 6, 2018, the Federal Court of the 1st Region fully granted the preliminary injunction required by Copel Get in the Interlocutory Appeal to exempt it from any burden, charges or restrictions to right arising from the delay in the implementation schedule of the Colíder HPP.

Copel GeT has complied with its commitments of energy supply as follows:

•         From January 2015 to June 2016 - with energy surpluses not contracted in its other plants;

•         From June 2016 to December 2018 - with partial reduction, in June 2016, through a bilateral agreement; and

•         from July 2016 to December 2018, with reduction of all supply contracts of the CCEARs - Energy Trading Agreement in the Regulated Environment, through a bilateral agreement and participation in the New Energy and Decrease Clearing Facility (“Mecanismo de Compensação de Sobras e Déficits de Energia Nova - MCSD-EN”).

On July 14, 2017, the assured power of the project was revised by MME Ordinance No. 213/SPE, going to 178.1 average MW, after full set-up.

At 6/30/2018, the expenditures incurred on HPP Colíder presented a balance of R$2,303,454.

19.5      Joint operations - consortiums

The amounts recorded under property, plant and equipment referring to the participations of Copel GeT in consortiums are shown below:

19.5.1     Consórcio Empreendedor Baixo Iguaçu - Cebi

The purpose of the consortium is to build and operate the project known as Baixo Iguaçu Hydroelectric Plant, with installed capacity of 350.20 MW and physical guarantee of 171.3 MW, located on the Iguaçu River between the municipalities of Capanema and Capitão Leônidas Marques, and between the Governador José Richa Hydroelectric Plant and the Iguaçu National Park, in the State of Paraná. With total estimated investment of R$2,300,000, the start of commercial operation of unit 1 is currently scheduled for the end of January 2019, and of units 2 and 3 for the end of February and end of March 2019, respectively.

The construction works started in July 2013, with the excavation of the generation circuit, the landscaping of the construction site and the construction of accommodation areas. The previous schedule has been changed due to the suspension of the Installation License, as per the decision of the Federal Court of the 4th Region (TRF-RS), held on June 16, 2014, that stopped the construction work as of July of that year. In March 2015, a decision authorizing the Company to resume construction work was published. However, Instituto Chico Mendes de Conservação da Biodiversidade - ICMBio imposed additional conditions for granting an environmental license to the Company, which prevented it from resuming construction work. Cebi sent IAP - Environmental Institute of Paraná the information necessary for those conditions to be met and in August 2015 the license was issued. After the measures were discussed and agreed with the construction consortium, the work was resumed on February 2, 2016.

In August 2016, ANEEL published the 2nd Amendment to the Concession Agreement with the purpose of formalizing the redefinition of the schedule of HPP Baixo Iguaçu as well as the final date of termination, acknowledging in favor of Cebi the exclusion of responsibility for the delay in implementing the project for a period of 756 days, recommending to the MME the extension of the grant period and determining CCEE to postpone the start of the supply period for the CCEARs for the period of exclusion of responsibility acknowledged. On November 7, 2017, ANEEL acknowledged additional 46 days of exclusion of responsibility for the delay in implementing HPP Baixo Iguaçu, dismissing the application of any penalties and contractual, commercial or regulatory obligations derived from the delay. Accordingly, the project, which already counted with exclusion of responsibility for 746 days, now has a termination date for its concession on October 30, 2049, and the start of supply of Energy Sale Agreements on November 12, 2018.

At the construction site, the works continue at a fast pace. The diversion activities of the second phase, assembly of power house and spillway are in full progress, as well as the implementation of the transmission system and the land and socio-environmental programs.

19.6      Cutia wind farm project

The largest Copel wind farm called Cutia is under construction, and is divided into two large complexes: The project named Cutia is divided into two large complexes, namely:

•         Cutia Complex: composed of seven wind farms (Guajiru, Jangada, Potiguar, Cutia, Maria Helena, Esperança do Nordeste and Paraíso do Ventos do Nordeste) with 180.6 MW of total installed capacity, 71.4 average MW of assured power, all located in the State of Rio Grande do Norte. The power that will be generated by the farms was sold on the 6th Reserve Auction that was held on October 31, 2014, at an average historical price of R$144.00/MWh, inflation adjusted according to the variation of the IPCA to R$181.24 as of 6/30/2018. The forecast for the commercial operation of these farms is scheduled for the period between August and November 2018; and

•         Bento Miguel Complex: composed of six wind farms (São Bento do Norte I, São Bento do Norte II, São Bento do Norte III, São Miguel I, São Miguel II and São Miguel III) with a total installed capacity of 132.3 MW, 58.1 average MW assured power, all also located in the State of Rio Grande do Norte. The power that will be generated by the wind farms was sold on the 20th Reserve Auction that was held on 11/28/2014, at an average historical price of R$136.97/MWh, inflation adjusted according to the variation of the IPCA to R$171.52 as of 6/30/2018. The forecast for the commercial operation of these farms is scheduled for the period between October 2018 and January 2019.

As a result of the review of the recoverable amount of these projects, a balance of estimated losses on impairment of assets is recorded as demonstrated in Note 19.7.

19.7      Estimated losses on impairment of generation segment assets

Based on previous indicators of impairment, of assumptions representing the Company management best estimates, of the methodology set forth by Technical Pronouncement CPC 01 (R1) and of measurement of value in use, a number of power plants or cash generating units of the generation segment were tested.

The calculation of the value in use was based on discounted operating cash flows over the time of concessions, maintaining the Company’s current commercial conditions. The rate used to discount the cash flows was set in light of the WACC (Weighted Average Cost of Capital) methodology and CAPM (Capital Asset Pricing Model) methodology for the generation business, considering usual market parameters.

Internal references such as the budget approved by the Company, historical or past data, updating of the timeframe of work and amount of investments for projects in course support the design of key assumptions by Company management. In the same framework, external references such as level of consumption of electric power, expansion of the economic activity in Brasil and the availability of water resources support the key information about estimated cash flows.

Worth noting is that a number of assumptions used by Company management when determining future cash flows can be affected by uncertain events, which, in its turn, may give rise to variation in results. Changes in the political and economic model, for example, may lead to upward trend when projecting country risk-rating, increasing the discount rates used in tests.

All in all, the tests addressed the following key assumptions:

•         Growth compatible with historical data and perspective for the Brazilian economy growth;

•         Specific after-tax discount rates for the segments tested, obtained through the methodology usually applied by the market, taking into consideration the weighted average cost of capital;

•         Projected revenue in accordance with the agreements in force, without any expectation for renewal of concession/authorization;

•         Expenses broken into cash generating units, projected in view of the budget approved by the Company; and

The Company addressed all its generation projects as independent cash generating units.

The projects with impairment balances recorded at 6/30/2018 are the following:

The Company reviewed the recoverable amount of property, plant and equipment and, as a result of these analyses, the impairment suffered the following changes:

19.7.1     HPP Colíder

In June 2018 the calculation of the value in use considered the Company’s assumptions and budgets and after-tax discount rate in constant currency of 5.35% p.y., which derives from the WACC methodology for the electric power generation segment. Although the current estimate for go-live of the first turbine has been postponed to August 2018 (in 2017 the tentative date was June 2018), a reversal was recognized due to the improvement of the expected revenue from the sale of energy.

19.7.2     Cutia and Bento Miguel Wind Farms

In June 2018 the calculation of the value in use considered the Company’s assumptions and budgets and pretax discount rate in constant currency of 7.11%, which derives from the WACC methodology for the electric power generation segment, adjusted for the specific condition of taxation of those projects. The changes noted are justified mainly by the adjustment of the estimated capex amount and the reduction of the expected generation.

In the Cutia Windfarm Complex, the recognition noted is also justified by the change in the expected go-live in August 2018 and the completion in November 2018 (in 2017, the tentative date was July and completion in August 2018).

19.7.3     Power plants of Paraná

In June 2018 the calculation of value in use of generation assets in the State of Paraná considered: (I) the Company’s assumptions and budgets; and (ii) and after-tax discount rate in constant currency of 5.35% p.y., which derives from the WACC methodology for the electric power generation segment. The additional provision is mainly due to the test of Figueir Hydroelectric Plant, and is justified by the increase in capex, increase in disallowance of the coal subsidy and the consideration of the reimbursement to CDE of the coal not used.

20      Intangible Assets

20.4      Other intangible assets

20.5      Costs of loans, financing and debentures capitalized

The costs of loans, financing and debentures capitalized during the first half of 2018 totaled R$1,949, at an average rate of 0.13 % p.y. (R$1,863, at an average rate of 0.10% p.y. during the first half of 2017).

21      Payroll, Social Charges and Accruals

22      Suppliers

23      Loans and Financing

Contracts	Company	Issue Date	Number of installment	Final maturity	Annual rate p.y. (interest + commission)	Finance charges	Principal	Consolidated	
								06.30.2018	12.31.2017
Foreign currency									
National Treasury Department - STN (Secretaria do Tesouro Nacional)									
(1) Par Bond	Copel	05.20.1998	1	04.11.2024	6.0% + 0.20%	Half-yearly	17,315	42,615	52,768
(1) Discount Bond	Copel	05.20.1998	1	04.11.2024	1.1875%+0.20%	Half-yearly	12,082	61,542	36,502
Total foreign currency								**104,157**	**89,270**
Local currency									
Banco do Brasil									
(2) 21/02155-4	Copel DIS	09.10.2010	2	08.15.2018	109.0% of DI	Half-yearly	116,667	59,801	60,049
(3) 21/02248-8	Copel DIS	06.22.2011	2	06.16.2018	109.0% of DI	Half-yearly	150,000	-	75,601
(4) CCB 21/11062X	Copel DIS	08.26.2013	3	07.27.2018	106.0% of DI	Half-yearly	151,000	51,725	51,932
(5) CCB 330.600.773	Copel DIS	07.11.2014	3	07.11.2019	111.8% of DI	Half-yearly	116,667	80,063	80,699
(6) CFX 17/35959-7	Copel DIS	05.16.2017	2	05.06.2019	12.0%	Quarterly	75,000	75,721	75,291
(7) CCB 21/00851-5	Copel DIS	06.30.2017	2	06.13.2019	11.0%	Quarterly	38,889	38,579	38,241
(8) CCB 17/35960-0	Copel DIS	07.27.2017	2	07.17.2019	11.0%	Quarterly	50,333	51,259	51,073
(9) CFX 17/35958-9	Copel DIS	08.15.2017	2	08.05.2019	11.0%	Quarterly	58,333	58,907	58,636
(10) NCI 330.600.132	Copel	02.28.2007	3	02.28.2019	107.8% of DI	Half-yearly	231,000	78,470	157,707
(11) CCB 306.401.381	Copel	06.21.2018	4	07.21.2021	120.0% of DI	Quarterly	640,005	631,133	660,949
(12) NCI 306.401.445	Copel	02.24.2017	2	02.15.2020	124.5% of DI	Half-yearly	77,000	78,103	78,186
								1,203,761	**1,388,364**
Eletrobras									
(13) 980/95	Copel DIS	12.22.1994	80	11.15.2018	8.0%	Quarterly	11	1	3
(13) 981/95	Copel DIS	12.22.1994	80	08.15.2019	8.0%	Quarterly	1,169	82	115
(13) 982/95	Copel DIS	12.22.1994	80	11.15.2019	8.0%	Quarterly	1,283	36	48
(13) 983/95	Copel DIS	12.22.1994	80	11.15.2020	8.0%	Quarterly	11	64	77
(13) 984/95	Copel DIS	12.22.1994	80	11.15.2020	8.0%	Quarterly	14	27	33
(13) 985/95	Copel DIS	12.22.1994	80	08.15.2021	8.0%	Quarterly	61	20	23
(14) 142/06	Copel DIS	05.11.2006	120	09.30.2018	5.0% + 1.0%	Monthly	74,340	910	2,730
(14) 206/07	Copel DIS	03.03.2008	120	08.30.2020	5.0% + 1.0%	Monthly	109,642	19,291	23,746
(14) 273/09	Copel DIS	02.18.2010	120	12.30.2022	5.0% + 1.0%	Monthly	63,944	7,399	8,222
								27,830	**34,997**
Caixa Econômica Federal									
(14) 415.855-22/14	Copel DIS	03.31.2015	120	12.08.2026	6.0%	Monthly	5,095	4,804	5,087
(15) 3153-352	Copel DIS	11.01.2016	36	12.15.2021	5,5 % above TJLP	Quarterly	489	496	498
								5,300	**5,585**
Finep									
(16) 21120105-00	Copel TEL	07.17.2012	81	10.15.2020	4.0%	Monthly	35,095	7,292	8,855
(16) 21120105-00	Copel TEL	07.17.2012	81	10.15.2020	3.5% + TR	Monthly	17,103	6,161	7,482
								13,453	**16,337**
BNDES									
(17) 820989.1	Copel GeT	03.17.2009	179	01.15.2028	1.63% above TJLP	Monthly	169,500	112,840	118,370
(18) 1120952.1-A	Copel GeT	12.16.2011	168	04.15.2026	1.82% above TJLP	Monthly	42,433	24,587	26,078
(19) 1120952.1-B	Copel GeT	12.16.2011	168	04.15.2026	1.42% above TJLP	Monthly	2,290	1,327	1,407
(20) 1220768.1	Copel GeT	09.28.2012	192	07.15.2029	1.36% above TJLP	Monthly	73,122	53,127	55,357
(21) 13211061	Copel GeT	12.04.2013	192	10.15.2031	1.49% above TJLP	Monthly	1,041,155	871,598	871,022
(22) 13210331	Copel GeT	12.03.2013	168	08.15.2028	1.49% and 1.89% above TJLP	Monthly	17,644	13,268	13,878
(23) 15206041	Copel GeT	12.28.2015	168	06.15.2030	2.42% above TJLP	Monthly	34,265	24,939	25,899
(24) 15205921	Copel GeT	12.28.2015	168	12.15.2029	2.32% above TJLP	Monthly	21,584	15,125	15,734
(25) 14205611-A	Copel DIS	12.15.2014	72	01.15.2021	2.09% above TJLP	Monthly	41,583	17,862	21,266
(25) 14205611-B	Copel DIS	12.15.2014	6	02.15.2021	2.09 above TR BNDES	Annual	17,821	11,342	15,384
(26) 14205611-C	Copel DIS	12.15.2014	113	06.15.2024	6.0%	Monthly	78,921	47,022	50,949
(27) 14205611-D	Copel DIS	12.15.2014	57	02.15.2021	TJLP	Monthly	750	25	29
(28) 14212711	Santa Maria	06.01.2015	192	08.15.2031	1.66% above TJLP	Monthly	59,462	49,845	51,578
(28) 14212721	Santa Helena	06.01.2015	192	08.15.2031	1.66% above TJLP	Monthly	64,520	54,054	55,932
(29) 11211521	GE Farol	03.19.2012	192	06.15.2030	2.34% above TJLP	Monthly	54,100	46,945	48,742
(29) 11211531	GE Boa Vista	03.19.2012	192	06.15.2030	2.34% above TJLP	Monthly	40,050	34,706	36,034
(29) 11211541	GE S.B. do Norte	03.19.2012	192	06.15.2030	2.34% above TJLP	Monthly	90,900	78,709	81,723
(29) 11211551	GE Olho D'Água	03.19.2012	192	06.15.2030	2.34% above TJLP	Monthly	97,000	84,062	87,278
								1,541,383	**1,576,660**
(30) Promissory notes	Copel GeT	05.12.2017	1	05.12.2019	117% of DI	Single installment	500,000	550,597	529,919
(31) Promissory notes	Copel GeT	05.11.2018	1	11.11.2018	114,5% of DI	Single installment	600,000	603,613	-
								1,154,210	**529,919**
Banco do Brasil BNDES Transfer									
(32) 21/02000-0	Copel GeT	04.16.2009	179	01.15.2028	2,13% above TJLP	Monthly	169,500	112,840	118,373
								112,840	**118,373**
Total local currency								**4,058,777**	**3,670,235**
								4,162,934	**3,759,505**
							Current	**1,768,983**	**784,666**
							Noncurrent	**2,393,951**	**2,974,839**

Allocation:

(1) The restructuring of medium and long-term debt in connection w ith the financing received under Law No. 4,131/1962.

(2) (3) (4) (5) (6) (7) (8) (9) (10) (11) (12) Working capital.

(12) National Program for Watering - Proni.

(14) Rural Electricity Program - *Luz para Todos* .

(15) Operation for the acquisition of machinery and/or equipment and IT and automation equipment.

(16) BEL project - ultra w ide band intranet service (Ultra Wide Band - UWB).

(17) (32) Construction of the Mauá Hydroelectric Pow er Plant and its transmission system, in consortium w ith Eletrosul.

(18) Implementation of transmission line betw een substations Foz do Iguaçu and Cascavel Oeste.

(19) Purchase of machinery and equipment for implementation of the transmission line described above.

(20) Implementation of Cavernoso II SHP.

(21) Implementation of HPP Colíder and associated transmission system.

(22) Implementation of the 230/138kV Cerquilho III Substation.

(23) Implementation of transmission line Assis – Paraguaçu Paulista II.

(24) Implementation of transmission lines Londrina – Figueira and Salto Osório – Foz do Chopim C2.

(25) Investment in preservation of businesses, improvements, operational support and general investments in expansion.

(26) National machinery and equipment accredited by BNDES.

(27) Implementation, expansion and consolidation of projects and Enterprises Social Investment Programs (ISE).

(28) (29) Construction and implementation of w ind generating plant.

(30) Payment of grant – auction 012/2015, relative to HPP GPS.

(31) Debt refinancing and reinforcement of w orking capital.

Guarantees:

(1) Company's centralized revenues account. Deposited Collateral (23.1).

(2) (3) Pledge until 360 days.

(2) (3) (4) (5) (6) (7) (8) (9) (10) (11) (12) (19) Credit assignment.

(13) (14) Ow n revenue, supported by pow er of attorney granted by a public instrument, and the issue of promissory notes and commercial duplicates equal to the number of installments falling due.

(15) Fiduciary assignment of trade notes.

(16) Withhold the amounts from the checking account in w hich revenues are deposited.

(17) (21) (32) Total revenue from the sale and/or transaction of CCEAR energy, related to the project, through Concession Agreement of Attachment of Revenues, Account Management and Other Covenants.

(18) (19) Fiduciary assignment of rights under the Concession Agreement No. 027/2009-ANEEL, Transmission Service Provision Contract No. 09/2010-ONS and contracts for use of Transmission System, signed by the ONS, the Dealerships and the Transmission System users, including the total income from the provision of transmission services.

(21) Fiduciary assignment of rights under the Concession Agreement No. 01/2011MME-HPP Colíder and fiduciary assignment due to the Purchase and Sale of Energy Elétrica (CCVEE) betw een Copel and BRF - Brasil Foods S.A.

(22) Fiduciary assignment of rights under the Public Service Concession Agreement for Electric Pow er Transmission No. 015/2010-ANEEL, signed betw een Copel and the Federal Government.

(23) Assignment of credit rights deriving from Concession Agreement No. 002/2013 - ANEEL.

(24) Assignment of credit rights deriving from Concession Agreement No. 022/2012 - ANEEL.

(25) (26) (27) Surety of Companhia Paranaense de Energia; fiduciary assignment of income and indemnity rights of the concession.

(28) Guarantee from Companhia Paranaense de Energia; pledge of shares; assignment of credit rights deriving from Electricity Agreement Reservation No. 153/2011; assignment of revenues arising from the project.

(29) Pledge of shares (GE Farol, GE Boa Vista, GE São Bento do Norte and GE Olho D'Água); assignment of receivables arising from the sale of electricity produced by the project; assignment of machinery and equipment assembled or built w ith the funds pegged to it.

(30) (31) Surety of Companhia Paranaense de Energia.

23.1      Collateral and escrow deposits - STN

The Guarantees provided in the form of Par Bonds for R$51,228 (R$44,548 at 12/31/2017), and Discount Bonds in the amount of R$35,818 (R$31,117 at 12/31/2017), to be used to repay amounts of principal corresponding to STN contracts, when these payments are due on April 11, 2024. The amounts are updated by applying the weighted average percentage changes of United States Treasury Zero Coupon bond prices, by the share of each series of the instrument in the portfolio of collateral for principal, provided in the context of the Brazilian Financing Plan from 1992.

23.2      Breakdown of loans and financing by currency and index

23.3      Maturity of noncurrent installments

23.4      Changes in loans and financing

23.5      Covenants

The Company and its subsidiaries signed loan and financing agreements containing covenants that require economic and financial ratios to remain within pre-determined parameters, requiring annual fulfillment and other conditions to be observed, such as not changing the Company’s interest in the capital stock of subsidiaries that would represent change of control without prior consent. Failing to fulfil these conditions may lead to accelerated debt repayment and/or fines.

Until 6/30/2018, all the conditions agreed had been fulfilled.

The financial covenants contained in the loan and financing agreements are presented below:

24      Debentures

Issue	Company	Issue Date	Number of installment	Maturity initial	Maturity final	Annual rate p.y. (interest)	Principal	Consolidated 06.30.2018	Consolidated 12.31.2017
(1) 5th	Copel	05.13.2014	3	05.13.2017	05.13.2019	111.5% of DI	1,000,000	335,945	672,537
(2) 6th	Copel	06.29.2017	1	-	06.28.2019	117.0% of DI	520,000	563,951	542,944
(2) 7th	Copel	01.19.2018	2	01.19.2020	01.19.2021	119.0% of DI	600,000	615,526	-
(3) 1st	Copel GeT	05.15.2015	3	05.15.2018	05.15.2020	113.0% of DI	1,000,000	670,935	1,059,822
(4) 2nd	Copel GeT	07.13.2016	2	07.13.2018	07.13.2019	121.0% of DI	1,000,000	1,080,267	1,037,570
(5) 3rd	Copel GeT	10.20.2017	3	10.20.2020	10.20.2022	126.0% of DI	1,000,000	1,002,562	999,442
(7) 2nd	Copel DIS	10.27.2016	2	10.27.2018	10.27.2019	124.0% of DI	500,000	523,612	502,179
(8) 3rd	Copel DIS	10.20.2017	2	10.20.2021	10.20.2022	126.0% of DI	500,000	502,166	501,810
(9) 1st	Copel TEL	10.15.2015	5	10.15.2020	10.15.2024	IPCA + 7.9633%	160,000	183,535	184,506
(10) 2nd	Copel TEL	07.15.2017	1	-	07.15.2022	IPCA + 5.4329%	220,000	227,440	215,675
(11) 2nd	(a)	03.24.2016	192	08.15.2016	07.15.2032	TJLP + 2.02%	147,575	132,502	135,662
(12) 2nd	(a)	03.24.2016	192	08.15.2016	07.15.2032	IPCA + 9.87%	153,258	142,914	145,786
(13) 2nd	Elejor	09.26.2013	60	10.26.2013	09.26.2018	DI + Spread 1.00%	203,000	10,093	30,370
(14) 1st	Compagás	12.16.2013	40	09.15.2015	12.15.2018	TJLP+1.7% p.y.+1.0%	62,626	9,635	19,214
(15) 2nd	Compagás	04.15.2016	54	07.15.2017	12.15.2021	TJLP/Selic + 2.17%	33,620	20,562	23,461
								6,021,645	**6,070,978**
							Current	**2,194,894**	**1,632,062**
							Noncurrent	**3,826,751**	**4,438,916**

(a) Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV e Ventos de Santo Uriel.

Characteristics:

(1) (2) (3) (4) (5) (6) (7) (8) (9) (10) (13) Simple debentures, single series, not convertible into shares, unsecured, for public distribution with restricted placement efforts, according to CVM No. 476.

(11) Simple debentures, 1st serie, issued privately and not convertible into shares.

(12) Simple debentures, 2nd serie, issued privately and not convertible into shares.

(14) (15) Simple floating debentures, issued privately in a single series and not convertible into shares.

Finance charges:

(1) Half-yearly interest - May and November.

(2) Interest on the maturity of the agreement

(3) (10) Half-yearly interest - January and July.

(4) Anuual interest - May.

(5) Anuual interest - July.

(6) (8) (9) Half-yearly interest - April and October.

(7) Anuual interest - October.

(11) (12) (13) Monthly interest.

(14) (15) Quarterly interest - March, June, September and December.

Allocation:

(1) (2) (3) (4) (5) (6) (7) (8) Working capital or used to make investments in the issuer.

(9) (10) Deployment, expansion and modernization of the telecommunication network.

(11) (12) Implementation of wind farms and associated transmission systems.

(13) Full settlement of the loan agreement with Copel.

(14) (15) Fund investment plan of the issuer.

Collaterals:

(1) (2) (3) (4) (5) (6) (7) (8) (9) (10) (13) Personal guarantee

(11) (12) Real and personal guarantee and pledge of Copel Geração e Transmissão's shares.

(14) (15) Floating

Guarantor:

(1) (2) (3) (4) (5) (6) (7) (8) (9) (10) (11) (12) Copel.

(13) Copel, at the ratio of 70% and Paineira Participações S.A., at the ratio of 30%.

(14) (15) Compagás.

Trustee:

(1) (2) (3) (4) (5) (6) (7) (8) (9) (10) (13) Pentágono S.A. DTVM.

(11) (12) None.

(14) (15) BNDES Participações S.A. - BNDESPAR.

24.1      Maturity of noncurrent installments

24.2      Changes in debentures

24.3      Covenants

Copel and its subsidiaries issued debentures containing covenants that require the maintenance of certain economic and financial ratios within pre-determined parameters, requiring annual fulfillment and other conditions to be observed, such as not changing the Company’s interest in the capital stock that would represent change of control without prior consent from the debenture holders; not paying out dividends or interest on capital if it is in arrears in relation to honoring any of its financial obligations or not maintaining the financial ratios as determined without prior written consent of the debenture holders. Failing to fulfil these conditions may lead to accelerated redemption of debentures and regulatory penalties.

Until 6/30/2018, all the conditions agreed had been fulfilled.

The financial covenants contained in the debenture agreements are presented below:

25      Post-employment benefits

The Company and its subsidiaries sponsor private retirement and pension plans (Unified Plan and Plan III) and Healthcare Plan for medical and dental care (“ProSaúde II” and “ProSaúde III” Plans) for their active employees and their dependents. The lifetime sponsorship of the Healthcare Plan for retirees, pensioners and legal dependents is only applied to “Prosaúde II” plan participants.

25.1      Pension Plan

The Unified Plan is a Defined Benefit plan - BD in which the income is predetermined, according to each individual’s salary. This plan is closed plan for new participants since 1998.

The Plan III is a Variable Contribution plan - CV, being the only plan available for new participants.

The costs assumed by the sponsors for these plans are recognized according to the actuarial valuation prepared annually by independent actuaries in accordance with CPC 33 (R1) and correlated to IAS 19 (R1) and IFRIC 14. The economic and financial assumptions for purposes of the actuarial valuation are discussed with the independent actuaries and approved by the sponsor’s management

25.2      Healthcare Plan

The Company and its subsidiaries allocate resources for the coverage of healthcare expenses incurred by their employees and their dependents, within rules, limits, and conditions set in “ProSaúde II” and “ProSaúde III” Plans’ regulations. Coverage includes periodic medical exams in both plans and is only extended to all retirees and pensioners for life in the “ProSaúde II” plan.

25.3      Statement of financial position and statement of income

Amounts recognized in liabilities, under Post-employment Benefits, are summarized below:

Amounts recognized in the statement of income are shown below:

Parent Company		Consolidated	
	06.30.2018	06.30.2017	06.30.2018	06.30.2017
Employees				
Pension plans	288	884	37,751	39,207
Healthcare plan - post employment	281	259	48,517	48,215
Healthcare plan - active employees	404	332	43,552	40,183
(-) Transfers to construction in progress	-	-	(10,071)	(11,194)
	973	**1,475**	**119,749**	**116,411**
Management				
Pension plans	134	349	666	650
Healthcare plan	4	56	45	93
	138	**405**	**711**	**743**
	1,111	**1,880**	**120,460**	**117,154**

	Parent Company		Consolidated	
	04.01.2018 to 06.30.2018	04.01.2017 to 06.30.2017	04.01.2018 to 06.30.2018	04.01.2017 to 06.30.2017
Employees				
Pension plans	145	453	18,689	18,619
Healthcare plan - post employment	141	129	24,220	24,109
Healthcare plan - active employees	197	178	21,280	20,335
(-) Transfers to construction in progress	-	-	(5,018)	(5,519)
	483	**760**	**59,171**	**57,544**
Management				
Pension plans	55	240	258	427
Healthcare plan	4	27	28	45
	59	**267**	**286**	**472**
	542	**1,027**	**59,457**	**58,016**

25.4      Changes in post-employment benefits

26      Customer Charges Due

27      Research and Development and Energy Efficiency

27.1      Balances recognized for investment in Research and Development (R&D) and the Energy Efficiency Program (EEP)

27.2      Changes in R&D and EEP balances

28      Accounts Payable Related to Concession

28.1      Changes in accounts payable related to concession

29      Other Accounts Payable

30      Provisions for Legal Claims

The Company and its subsidiaries are defendants in various judicial and administrative proceedings before different courts. Based on assessments made by the Company’s legal counsel, Management makes provisions for actions in which losses are rated probable, thus meeting the criteria for recognition of provisioning described in Note 4.8 to the financial statements at 12/31/2017.

The Company’s management believes that, at the time of preparation of financial statements, it is not practicable to provide information regarding the expected timing of any cash outflows resulting from these legal actions in which the Company and its subsidiaries are involved, due to the slow pace and unpredictability of Brazilian legal, tax and regulatory systems, and since final resolution of the proceedings for which a provision has been registered depends on the conclusions of court proceedings. Therefore, this information is not being provided.

30.1      Provisions for legal claims

30.1.1     Changes in provisions for litigation in actions rated as probable losses

30.1.2     Description of nature and/or details of the principal actions

a)    Contribution for Social Security Funding (COFINS)

Plaintiff: Federal Tax Authority

Cofins payables and respective interest and fines from August 1995 to December 1996 due to the termination of a judicial decision that had recognized the Company’s exemption from Cofins.

Current status: awaiting judgment.

b)    Other tax provisions

Actions relating to federal, state and municipal taxes, fees and other charges: The principal action is described below:

Defendant: Federal Tax Authority

By the case 5037809-14.2015.4.04.7000, Copel GeT required payment in installments of the balance owed on the annual adjustment of corporate income tax (IRPJ) and social contribution (CSLL) for the fiscal year 2014. The Federal Tax Authority consolidated the amount and applied the maximum fine. An injunction was filed against this decision since the Federal Tax Authority failed to obey the limit established in legislation.

Current status: awaiting judgment of the Special Appeal. The amount of R$19,297 is presented in Other Tax Obligations (Note 13.3).

c)    Labor

Labor claims comprise claims filed by employees and former employees of Copel and its subsidiaries in connection with the payment of overtime, hazardous working conditions, transfer bonuses, salary equality/reclassification, and other matters, and also claims by former employees of contractors and third- parties (secondary responsibility) involving indemnity and other matters.

d)    Employee benefits

Labor claims comprise claims filed by retired former employees of the Company and its wholly owned subsidiaries against the Copel Foundation, which will have consequential impact on the Company and its wholly owned subsidiaries, since additional contributions will be required.

e)    Civil and administrative claims

Actions involving billing, irregular procedure, administrative contracts and contractual fine, indemnity for accidents with the electric power grid or vehicles.

The balance also contains the amount being discussed by arbitration and under secrecy and confidentiality, in the discovery phase, without no decision being handed down.

The main lawsuits are as follows:

Plaintiff: Tradener Ltda.                                                                                              Estimated amount: R$121,476

Class action No. 588/2006 has already been rendered final and unappealable, and the ruling recognized as valid commissions payable by the Company to Tradener. In the civil public action No. 0000219- 78.2003.8.16.0004, filed by the Prosecution Office, a decision has also been rendered ruling on the absence of irregularities in the electric power purchase agreement. Therefore, Tradener brought recovery lawsuits, seeking to receive its commissions.

Current status: Case record 0005990.22.2012.8.16.0004 - the Company was ordered to pay the amount of R$107,955, which is the value updated by the (INPC/IBGE) from the maturity of the commissions, plus default interest of 1% per month, as of the date of notification (October 31, 2012), as well as attorneys’ fees. The Company filed an appeal against this decision, however, on November 8, 2016, by majority votes, the Court dismissed the appeal. Copel filed a request for Amendment of Judgment, which was partially granted to resolve obscurity, although without changing the result of the appeal. Copel filed a Special Appeal with the Superior Court of Justice.

Plaintiff: Compensation to third parties                                                                        Estimated amount: R$101,504

Lawsuit for compensation of supposed loss to the plaintiff due to work and implementation of the hydroelectric project. Low court judgment declaring the lawsuit has no grounds and being appealed by the grounded claim of the plaintiff, and the amount of damages should be determined subsequently.

Current status: in the phase of closing of case.

f)     Easements

Lawsuits are filed when there is a difference between the amount determined by Copel for payment and the amount claimed by the owner and/or when the owner's paper title may not be registered (probate proceedings are underway, properties have no registry number, etc.).

They may also involve third-party interventions for adverse possession, whether from owners or occupants of contiguous properties or even in cases of properties where right of way easements is required to preserve limits and boundaries of these areas.

g)    Expropriations and property

Lawsuits are filed challenging expropriation when there is a difference between the amount determined by Copel for payment and the amount claimed by the owner and/or when the owner's paper title may not be registered (probate proceedings are underway, properties have no registry number, etc.).

Possessory case actions include those for repossession of property owned by the concessionaire. Litigation arises when there is a need to repossess properties invaded or occupied by third parties in areas owned by the Company. Cases may also arise from intervention in third-party adverse possession, or owners or occupants of contiguous properties or even in cases of properties to preserve limits and boundaries of expropriated areas.

h)    Consumers

Lawsuits seeking compensation for damages caused in household appliances, lawsuits claiming damages for pain and suffering caused by service interruption and lawsuits filed by industrial consumers challenging the lawfulness of the increase in electricity prices while Plano Cruzado (anti-inflation plan) was in effect and claiming reimbursement for the amounts paid by the Company.

i)     Environmental

Class actions whose purpose is to obstruct the progress of environmental licensing for new projects or to recover permanent preservation areas located around the hydroelectric power plant dams unlawfully used by private individuals. If the outcome of the lawsuits is unfavorable to the Company, management estimates only the cost to prepare new environmental studies and to recover the areas owned by Copel GeT.

They also contemplate the “Termos de Ajuste de Conduta -TAC”, which refers to the commitments agreed upon and approved between the Company and the competent bodies for noncompliance with any condition contained in the Installation and Operation Licenses. As they are considered liabilities, these amounts are recorded as "obligations" in current and noncurrent liabilities and the balancing items in property, plant and equipment (construction cost).

j)     Regulatory

The Company is challenging, both at the administrative and judicial levels, notifications issued by the Regulatory Agency of alleged violations against regulations. The principal action is described below:

Plaintiffs: Companhia Estadual de Energia Elétrica - CEEE and Dona Francisca Energética S.A.

Estimated amount: R$49,397

Copel, Copel GeT and Copel DIS are challenging lawsuits filed against ANEEL's decision No. 288/2002 involving these companies.

Current status: awaiting judgment.

30.2      Contingent liabilities

30.2.1     Classification of actions rated as possible losses

Contingent liabilities are present obligations arising from past events for which no provisions are recognized because it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. The following information concerns the nature of the Company’s contingent liabilities and potential losses arising thereof.

30.2.2     Description of nature and/or details of the principal actions

a)    Tax

Actions relating to federal, state and municipal taxes, fees and other charges in which the Company challenges their applicability, calculation bases and amounts due to be collected. The main lawsuits are as follows:

Plaintiff: Social Security National Institute (INSS)                                              Estimated amount: R$331,470

Tax claims against Copel related to social security contribution on assignment of manpower (lawsuit No. 5003583-56.2010.404.7000); it is worth emphasizing that the case has already been judged favorably to the Company at two court levels, awaiting judgment by the Superior Court of Justice (STJ).

Current status: awaiting judgment.

Plaintiff: Social Security National Institute (INSS)                                             Estimated amount: R$28,095

Tax collections against Copel consisting of social security contribution imposed on the assignment of labor (NFLD - 35.273.876-6). The case has been at Carf (Brazilian Administrative Tax Court) for judgment since 2010. The assessment of risk as possible is due to the existence of several legal arguments to defend the Company, particularly (a) the fact that no services were provided and no labor was assigned and (b) the fact that service providers classified into the Simples (lower taxation) category are not required to withhold that contribution.

Current status: awaiting judgment.

Plaintiff: State Tax Authority (SEFAZ)                                                  Estimated amount: R$73,626

Copel DIS received tax deficiency notice 6.587.156-4 from the State of Paraná for allegedly failing to pay ICMS (VAT) tax on the ‘metered demand’ line in the electricity bills issued to a major consumer between May 2011 and December 2013.

The Company maintains its illegitimacy to appear in the taxable position of this tax assessment, since it was not included in the judicial process, cannot suffer the effects of the judicial decision pronounced in it, which would imply in its illegitimacy to appear in the taxable position of the tax deficiency notice 6.587.156-4.

b)    Labor

Labor claims comprise claims filed by employees and former employees of Copel and its subsidiaries in connection with the payment of overtime, hazardous working conditions, transfer bonuses, salary equality/reclassification, and other matters, and also claims by former employees of contractors and third- parties (secondary responsibility) involving indemnity and other matters.

c)    Employee benefits

Labor claims comprise claims filed by retired former employees of the Company and its wholly owned subsidiaries against the Copel Foundation, which will have consequential impact on the Company and its wholly owned subsidiaries, since additional contributions will be required.

d)    Civil

Actions involving billing, irregular procedure, administrative contracts and contractual fine, indemnity for accidents with the electric power grid or vehicles.

The balance also contains the amount being discussed by arbitration and under secrecy and confidentiality, in the discovery phase, without no decision being handed down.

The main lawsuits are as follows:

Plaintiff: Mineradora Tibagiana Ltda.                                                                Estimated amount: R$163,767

Action claiming compensation for alleged losses when this mining company was involved in the construction of the Mauá plant by the Energético Cruzeiro do Sul consortium in which Copel GeT has a 51% stake. The action challenges the validity of the mining permit granted by Mineradora Tibagiana for the Mauá job site and the indemnifying effects arising thereof.

Current status: action awaiting judgment in lower court.

Plaintiffs: franchises of the Agency / Copel store                                                        Estimated amount: R$57,014

Filing of two individual claims against Copel Distribuição regarding the franchise contracts of Copel branches/stores, with the main petition claiming an extension of the term of the contract and secondary petition to recognize the existence of a sub concession, with transfer of the services provided and full pass- through of the fees, amongst other amounts, currently have appeals awaiting trial.

Current status: awaiting judgment.

e)    Regulatory

The Company is challenging, both at the administrative and judicial levels, notifications issued by the Regulatory Agency of alleged violations against regulations. The main lawsuits are as follows:

Plaintiff: ANEEL                                                                                                        Estimated amount: R$19,650

The Company filed an appeal against a decision by ANEEL's Director-General under Resolution No. 3,959 from December 8, 2015 imposing an inefficiency penalty on Copel DIS due to over-contracting for use of the distribution system (MUSD) with the National Power Network Operator (ONS), obtaining an injunction to suspend the requirement of such penalty.

Current status: ANEEL’s appeal was not granted.

Plaintiff: Energia Sustentável do Brasil S.A. - - ESBR                                       Estimated amount: R$729,609

ESBR brought Ordinary Action No. 10426-71.2013.4.01.4100 against ANEEL in the federal courts of Rondônia, the decision on which: (i) excludes liability for the 535-day schedule overrun in the construction of the Jirau Hydropower Station; (ii) declares any obligations, penalties and costs imposed on ESBR as a result of the schedule overrun to be unenforceable, and (iii) annuls ANEEL Resolution No. 1,732/2013, which recognized a schedule overrun of only 52 days. An appeal has been brought by ANEEL, in progress at the TRF of the 1st Region.

The practical outcome of the decision is that, by exempting ESBR, it exposed the distribution utilities with which it had concluded regulated power trading contracts (CCEARs) including Copel DIS to the spot market and spot prices during the period. The reason is that electricity trading rules require that all electricity consumed be covered by a contract.

The risk of loss in this case is rated ‘possible’, considering the amount of R$729,609, as of June 30, 2018. If the actions are judged unfavorably, the amount will be classified as Sectorial Financial Asset to be recovered through tariff rates.

Current status: awaiting judgment.

31      Equity

31.1      Capital

The paid-in share capital is R$7,910,000. The different classes of shares (with no par value) and main shareholders are detailed below:

31.2      Equity valuation adjustments

31.3      Earnings per share - basic and diluted

32      Net Operating Revenue

Consolidated	Gross revenues	PIS/Pasep and Cofins	ICMS (VAT)	Regulatory charges (31.2)	Service tax (ISSQN)	Net revenues 04.01.2017 to 06.30.2017
Electricity sales to final customers	**2,006,892**	**(185,368)**	**(451,088)**	**(278,713)**	**-**	**1,091,723**
Residential	618,947	(57,278)	(166,461)	(94,479)	-	300,729
Industrial	618,043	(56,844)	(101,096)	(66,380)	-	393,723
Trade, services and other activities	409,204	(37,868)	(118,808)	(62,784)	-	189,744
Rural	181,157	(16,764)	(18,249)	(27,846)	-	118,298
Public entities	52,965	(4,901)	(10,389)	(8,090)	-	29,585
Public lighting	54,837	(5,074)	(15,532)	(8,256)	-	25,975
Public service	71,739	(6,639)	(20,553)	(10,878)	-	33,669
Electricity sales to distribuitors	**848,814**	**(62,233)**	**-**	**(12,751)**	**-**	**773,830**
Bilateral contracts	415,306	(40,018)	-	(6,567)	-	368,721
Electric Energy Trade Chamber - CCEE	320,633	(11,859)	-	(5,013)	-	303,761
CCEAR (auction)	78,784	(7,637)	-	(1,171)	-	69,976
Interest (Note 10.2)	21,747	-	-	-	-	21,747
Quota system	12,344	(2,719)	-	-	-	9,625
Use of the main distribution and transmission grid	**1,515,697**	**(136,717)**	**(359,902)**	**(186,692)**	**-**	**832,386**
Residential	475,512	(43,950)	(134,131)	(61,687)	-	235,744
Industrial	252,936	(23,635)	(97,251)	(32,676)	-	99,374
Trade, services and other activities	308,449	(28,686)	(92,017)	(39,957)	-	147,789
Rural	80,674	(7,435)	(7,745)	(10,678)	-	54,816
Public entities	41,432	(3,835)	(8,053)	(5,383)	-	24,161
Public lighting	41,010	(3,803)	(11,859)	(5,264)	-	20,084
Public service	31,013	(2,870)	(8,846)	(4,004)	-	15,293
Free consumers	169,399	(15,737)	-	(22,101)	-	131,561
Basic network, BN connections, and connection grid	346	(32)	-	(46)	-	268
Operating and maintenance income - O&M	40,864	(2,413)	-	(1,799)	-	36,652
Interest income	74,062	(4,321)	-	(3,097)	-	66,644
Construction income	**175,410**	**-**	**-**	**-**	**-**	**175,410**
Fair value of assets from the indemnity for the concession	**(884)**	**-**	**-**	**-**	**-**	**(884)**
Telecommunications	**104,102**	**(3,954)**	**(24,290)**	**-**	**(633)**	**75,225**
Distribution of piped gas	**169,029**	**(15,475)**	**(28,677)**	**-**	**-**	**124,877**
Sectorial financial assets and liabilities result	**67,793**	**-**	**-**	**-**	**-**	**67,793**
Other operating revenue	**39,743**	**(6,238)**	**-**	**-**	**(636)**	**32,869**
Leasing and rent (32.1)	26,558	(4,150)	-	-	-	22,408
Income from rendering of services	7,447	(1,166)	-	-	(636)	5,645
Charged service	3,547	(553)	-	-	-	2,994
Other income	2,191	(369)	-	-	-	1,822
	4,926,596	**(409,985)**	**(863,957)**	**(478,156)**	**(1,269)**	**3,173,229**

32.1 Leases and rent

32.1.1 Revenues from leases and rentals

Consolidated	06.30.2018	06.30.2017
Equipment and framework	58,167	51,528
Facilities sharing	498	1,669
Real estate	141	140
	58,806	**53,337**

Consolidated	04.01.2018 to 06.30.2018	04.01.2017 to 06.30.2017
Equipment and framework	29,280	26,166
Facilities sharing	249	320
Real estate	73	72
	29,602	**26,558**

32.1.2 Receivables from non-cancelable leases

Consolidated	Less than 1 year	1 to 5 years	Over 5 years	Total 06.30.2018
Facilities sharing	1,079	5,396	13,082	19,557

32.2 Regulatory charges

Consolidated	06.30.2018	06.30.2017
Energy Development Account - "CDE Uso" (32.2.1)	456,782	338,069
Energy Development Account - "CDE Energia" (32.2.1)	382,540	369,423
Other charges - rate flags	83,435	120,636
Research and development and energy efficiency - R&D and EEP	59,735	53,110
Global Reversion Reserve - RGR quota	26,443	23,052
Inspection fee	4,973	4,790
	1,013,908	**909,080**

Consolidated	04.01.2018 to 06.30.2018	04.01.2017 to 06.30.2017
Energy Development Account - "CDE Energia"	208,405	163,507
Energy Development Account - "CDE Uso"	178,087	177,597
Other charges - rate flags	80,376	96,043
Research and development and energy efficiency - R&D and EEP	30,549	27,073
Global Reversion Reserve - RGR quota	15,109	11,526
Inspection fee	2,506	2,410
	515,032	**478,156**

32.2.1 Energy Development Account - CDE

The primary objectives of the Energy Development Account (CDE) created by Law No. 10,438/2002 and amended by Law No. 12,783/2013, are: (i) universalization of the electric power service; (ii) subsidy to the low income residential subclass; (iii) Fuel Consumption Account - CCC; (iv) amortization of financial operations associated with the compensation upon the reversal of concessions or to meet the purposes of moderateness of tariffs; (v) competitiveness of the power produced by national mineral coal in the areas served by interlinked systems; (vi) competitiveness of the power produced by wind sources, small hydroelectric power plants, biomass, natural gas and other renewable sources; (vii) subsidy for tariff discounts to the distributors due to the loss of revenue from discounts granted on tariffs of use of distribution and transmission systems and on electric power tariffs; (viii) administrative funding grants for management of CDE, CCC and RGR by CCEE; and (ix) compensation to the rural electrification cooperatives, concessionaires or permission holders by the tariff impact from the reduced density of load in relation to the supplying concessionaire.

CDE’s quotas were originally defined based on the CCC figures for the 2001 Interconnected Systems, the values of which were adjusted annually starting in 2002 in proportion to the market growth of each agent, and in 2004 also by the IPCA. As of Law 12,783/2013, the system is changed and quotas are defined based on the resources needed to achieve its purposes and other revenues related to the CDE. The CDE charge incorporates:

i) annual quota of “CDE-Uso”: this quota is allocated to the financing of the objectives of the CDE, set forth in its annual budget, defined by the Federal Government, as provided in §§ 2 and 3 of art. 13 of Law 10,438/2002, with wording given by Law No. 12,783/2013.

ANEEL Resolution No. 2,358/2017 defined the CDE-Uso quotas for 2018, subsequently amended by Resolution No. 2,368/2018, in the amount of R$52,181 as of January 2018, R$112,675 as of February 2018 and R$71,686 as of March 2018;

ii) annual quota “CDE - Energia” (ACR account): this quota is intended for the discharge of credit operations contracted by CCEE in the management of the Regulated Contracting Environment - ACR Account, in compliance with Decree No. 8,222/2014, and pursuant to ANEEL Normative Resolution No. 612/2014.

The purpose of the ACR Account is to cover costs relating to involuntary spot market exposure and the costs of thermal power dispatching in 2014.

Resolution No. 1,863/2015 defined the value of the CDE quota (ACR Account) at R$46,638, as of June 2015. Beginning June 2016, by means of Resolution No. 2,004/2015, the amount of the quota was updated to R$49,362. In April 2017, the quota was reduced to R$37,907 until March 2018, and from April 2018 to March 2020, the quota will be R$49,362, as approved by Resolution No. 2,231/2017. These installments are updated annually, in accordance with the conditions contracted by CCEE for each of the loans made with the participating financial institutions; and

iii) annual quota CDE-Energia: destined to the return of the resources received by the distribution concessionaires, from January 2013 to January 2014, to cover costs relating to involuntary spot market exposure and the hydrological risk of the plants contracted on a regime of quotas, and the costs of thermal power dispatching for reasons of energy security, in compliance with Decree 7,895/2013 and Decree 8,203/2014.

From June 2017 to May 2018, the monthly amount of the CDE-Energia quota was established at R$20,138 by Resolution No. 2,202/2017. As from June 2018, Resolution No. 2,358/2017 changed the quota amount to R$20,715, effective until May 2019.

Preliminary injunctions

As a result of preliminary injunctions in favor of the Brazilian Association of Large Industrial Consumers and Free Consumers - Abrace, and of the National Association of Energy Consumers - Anace and other associates, which challenge at court the tariff components of CDE-Uso and CDE-Energia, ANEEL, through Resolutions 1,967/2015, 1,986/2015 and 2,083/2016, ratified the tariff calculation deducting these charges from associates of those entities, as long as the preliminary injunctions granted in Judicial Proceedings No. 24648-39.2015.4.01.3400 and No. 0069262-32.2015.4.01.3400 / 16th Federal Court are in effect.

On the other hand, by the preliminary injunction in favor of Abradee, the associated distributors are guaranteed the right of non-transfer, deducting from the portion of CDE-Uso and CDE-Energia the amounts not collected due to the effects of the preliminary injunction. This deduction, which covers all preliminary injunctions, was approved by ANEEL by Order No. 1,576/2016.

Moreover, in compliance with the preliminary injunction granted in the Judicial Proceedings No. 0028882-30.2016.4.01.3400 of the 2nd Federal Court, ANEEL, through Order No. 2,634/2016, ratified, regarding the 2016 tariff process, new Tariffs for Use of Distribution Systems - Tusd for Abrace members, effective as of June 29, 2016 for as long as the effects of the preliminary injunction relief remain. In addition to the Abrace and Anace associates, other companies have also obtained favorable injunctions, with publication of new tariffs.

From that date, these tariffs have been published in Resolutions of the tariff processes of Copel DIS. In June 2017, by means of Resolution No. 2,255, Article 14, the tariff components of the Energy Tariff (TE) in R$/MWh were approved, applied to the customer units included in injunctions 0069262-32.2015.4.01.3400, of the National Association of Energy Consumers - Anace, and No. 0028996- 66.2016.4.01.3400, of the Labor Union of Cement Industry– SNIC. On December 18, 2017, ANEEL also approved, through Order No. 4,256, different tariffs for consumer units benefited by injunction No. 5007958-97.2015.4.04.7009.

In June 2018, by means of Resolution No. 2,402, Article 13, new tariffs were approved for the beneficiaries by the referred injunctions which currently include seven consumer units. Copel DIS has been carrying out the deduction of the payment of the CDE quota from the unbilled amounts resulting from these injunctions, thus not impacting the distributor’s result. During 2018, the differences between the tariff coverage for CDE and the quota actually paid, until the month of June, represent the amount of R$674 for CDE - Energy.

32.3      Copel DIS periodic tariff adjustment

The annual tariff adjustment, which occurs between tariff reviews, is approved by ANEEL based on a formula defined in the concession agreement and on regulations established in Proret, which consider for unmanageable costs (Portion A) the variations incurred in the period and for manageable costs (Portion B) the IPCA variation, adjusted by applying the Factor X.

In 2018, ANEEL’s Resolution No. 2,402 of 6/19/2018 approved the result of Copel DIS Annual Tariff Review and authorized a 15.99% average adjustment to be perceived by consumers, consisting of: 6.52% related to the inclusion of financial components; 0.31% from updating Portion B; 7.49% from adjusting Portion A; and 1.67% reflecting the withdrawal of the financial components from the previous tariff process.

This adjustment was fully applied to Copel DIS tariffs as of 6/24/2018.

33      Operating Costs and Expenses

Consolidated	Operational costs	Selling expenses	General and administrative expenses	Other operating expenses, net	06.30.2017
Electricity purchased for resale (33.1)	(2,414,979)	-	-	-	(2,414,979)
Charge of the main distribution and transmission grid	(309,190)	-	-	-	(309,190)
Personnel and management (33.2)	(459,458)	(8,700)	(157,082)	-	(625,240)
Pension and healthcare plans (Note 25.3)	(87,459)	(1,170)	(28,525)	-	(117,154)
Materials and supplies	(34,104)	(427)	(4,428)	-	(38,959)
Materials and supplies for pow er electricity	(13,488)	-	-	-	(13,488)
Natural gas and supplies for gas business	(169,835)	-	-	-	(169,835)
Third-party services (33.3)	(182,610)	(8,854)	(59,122)	-	(250,586)
Depreciation and amortization	(342,033)	(7)	(18,402)	(6,752)	(367,194)
Credit losses, provisions and reversals (33.4)	(61,011)	(50,377)	-	(85,837)	(197,225)
Construction cost (33.5)	(517,099)	-	-	-	(517,099)
Other operating costs and expenses, net (33.6)	(99,596)	(14,177)	(48,264)	(24,119)	(186,156)
	(4,690,862)	**(83,712)**	**(315,823)**	**(116,708)**	**(5,207,105)**

Consolidated	Operational costs	Selling expenses	General and administrative expenses	Other operating expenses, net	04.01.2017 to 06.30.2017
Electricity purchased for resale (33.1)	(1,338,470)	-	-	-	(1,338,470)
Charge of the main distribution and transmission grid	(140,179)	-	-	-	(140,179)
Personnel and management (33.2)	(231,881)	(4,393)	(82,868)	-	(319,142)
Pension and healthcare plans (Note 25.3)	(43,110)	(589)	(14,317)	-	(58,016)
Materials and supplies	(17,002)	(154)	(2,432)	-	(19,588)
Materials and supplies for pow er electricity	(8,427)	-	-	-	(8,427)
Natural gas and supplies for gas business	(87,496)	-	-	-	(87,496)
Third-party services (33.3)	(92,139)	(4,716)	(32,821)	-	(129,676)
Depreciation and amortization	(170,880)	(3)	(9,857)	(3,376)	(184,116)
Credit losses, provisions and reversals (33.4)	(31,154)	(25,704)	-	(41,668)	(98,526)
Construction cost (33.5)	(242,370)	-	-	-	(242,370)
Other operating costs and expenses, net (33.6)	(43,715)	(7,246)	(21,810)	(607)	(73,378)
	(2,446,823)	**(42,805)**	**(164,105)**	**(45,651)**	**(2,699,384)**

Parent company	General and administrative expenses	Other operacional income (expenses), net	06.30.2018
Personnel and management (33.2)	(11,528)	-	(11,528)
Pension and healthcare plans (Note 25.3)	(1,111)	-	(1,111)
Materials and supplies	(278)	-	(278)
Third party services	(9,068)	-	(9,068)
Depreciation and amortization	(48)	(561)	(609)
Credit losses, provisions and reversals (33.4)	-	(3,005)	(3,005)
Other operating income (expenses) - (a)	(17,346)	25,499	8,153
	(39,379)	**21,933**	**(17,446)**

(a) From the balance of R$25,499 in the column of Other operacional income (expenses), net, R$25,129 refers to recognition of tax credit, according to note 34.1.

Parent company	General and administrative expenses	Other operacional income (expenses), net	04.01.2018 to 06.30.2018
Personnel and management (33.2)	(3,353)	-	(3,353)
Pension and healthcare plans (Note 25.3)	(542)	-	(542)
Materials and supplies	(159)	-	(159)
Third party services	(5,414)	-	(5,414)
Depreciation and amortization	(24)	(281)	(305)
Credit losses, provisions and reversals (33.4)	-	(21,347)	(21,347)
Other operating income (expenses)	(5,610)	(973)	(6,583)
	(15,102)	**(22,601)**	**(37,703)**

Parent company	General and administrative expenses	Other operacional income (expenses), net	06.30.2017
Personnel and management (33.2)	(19,123)	-	(19,123)
Pension and healthcare plans (Note 25.3)	(1,880)	-	(1,880)
Materials and supplies	(369)	-	(369)
Third party services	(7,932)	-	(7,932)
Depreciation and amortization	(37)	(561)	(598)
Credit losses, provisions and reversals (33.4)	-	(3,039)	(3,039)
Other operating income (expenses)	(7,717)	13,088	5,371
	(37,058)	**9,488**	**(27,570)**

Parent company	General and administrative expenses	Other operacional income (expenses), net	04.01.2017 to 06.30.2017
Personnel and management (33.2)	(11,715)	-	(11,715)
Pension and healthcare plans (Note 25.3)	(1,027)	-	(1,027)
Materials and supplies	(252)	-	(252)
Third party services	(3,920)	-	(3,920)
Depreciation and amortization	(18)	(281)	(299)
Credit losses, provisions and reversals (33.4)	-	(1,650)	(1,650)
Other operating income (expenses)	(5,176)	13,066	7,890
	(22,108)	**11,135**	**(10,973)**

33.1 Electricity purchased for resale

Consolidated	06.30.2018	06.30.2017
Purchase of Energy in the Regulated Environment - CCEAR	1,207,642	1,423,513
Electric Energy Trade Chamber - CCEE	644,087	482,400
Itaipu Binacional	596,512	555,036
Bilateral contracts	339,082	19,721
Program for incentive to alternative energy sources - Proinfa	113,768	108,824
Micro and mini generators and repurchase of customers	2,898	875
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(236,108)	(175,390)
	2,667,881	**2,414,979**

Consolidated	04.01.2018 to 06.30.2018	04.01.2017 to 06.30.2017
Purchase of Energy in the Regulated Environment - CCEAR	579,268	703,033
Electric Energy Trade Chamber - CCEE	453,378	356,554
Itaipu Binacional	325,065	290,441
Bilateral contracts	182,277	10,573
Program for incentive to alternative energy sources - Proinfa	56,826	54,486
Micro and mini generators and repurchase of customers	1,470	472
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(120,839)	(77,089)
	1,477,445	**1,338,470**

33.2 Personnel and management

	Parent company		Consolidated	
	06.30.2018	06.30.2017	06.30.2018	06.30.2017
Personnel				
Wages and salaries	2,743	7,931	357,744	366,646
Social charges on payroll	964	2,834	128,063	132,539
Meal assistance and education allowance	540	499	55,503	55,815
Provisons for profit sharing (a)	389	309	42,785	37,340
Voluntary retirement program	4,399	2,450	90,985	19,222
	9,035	**14,023**	**675,080**	**611,562**
Management				
Wages and salaries	1,905	4,021	10,250	10,885
Social charges on payroll	541	1,028	2,756	2,621
Other expenses	47	51	122	172
	2,493	**5,100**	**13,128**	**13,678**
	11,528	**19,123**	**688,208**	**625,240**

(a) According to Federal Law No. 10,101/2000, State Decree No. 1,978/2007 and State Law No. 16,560/2010.

	Parent company		Consolidated	
	04.01.2018 to 06.30.2018	04.01.2017 to 06.30.2017	04.01.2018 to 06.30.2018	04.01.2017 to 06.30.2017
Personnel				
Wages and salaries	1,426	4,283	181,605	186,149
Social charges on payroll	483	1,506	64,700	66,788
Meal assistance and education allowance	271	261	27,594	27,948
Provisons for profit sharing	167	155	18,369	18,260
Compensation - Voluntary termination Program/retirement	(19)	2,450	(167)	12,030
	2,328	**8,655**	**292,101**	**311,175**
Management				
Wages and salaries	744	2,415	4,432	6,348
Social charges on payroll	264	628	1,312	1,557
Other expenses	17	17	53	62
	1,025	**3,060**	**5,797**	**7,967**
	3,353	**11,715**	**297,898**	**319,142**

33.5 Construction cost

Consolidated	06.30.2018	06.30.2017
Materials and supplies	218,145	181,927
Third party services	195,355	232,817
Personnel	59,499	73,194
Others	5,822	29,161
	478,821	**517,099**

Consolidated	04.01.2018 to 06.30.2018	04.01.2017 to 06.30.2017
Materials and supplies	133,800	77,096
Third party services	104,420	123,970
Personnel	27,492	35,535
Others	3,138	5,769
	268,850	**242,370**

33.6 Other operating costs and expenses, net

Consolidated	06.30.2018	06.30.2017
Financial offset for the use of w ater resources	54,762	54,817
Taxes	47,338	49,574
Losses in the decommissioning and disposal of assets	38,435	23,271
Leasing and rent (33.6.1)	18,769	18,592
Compensation	17,202	23,103
Advertising and publicity	14,606	10,218
Other net income, costs and expenses (a)	(64,179)	6,581
	126,933	**186,156**

(a) This balance includes the revenue of R$ 72,068 related to the reimbursement w ith suppliers of assets of w indfarms of the Brisa Complex.

Consolidated	04.01.2018 to 06.30.2018	04.01.2017 to 06.30.2017
Financial offset for the use of w ater resources	21,757	20,531
Taxes	24,711	35,527
Losses in the decommissioning and disposal of assets	23,708	9,679
Leasing and rent (33.6.1)	9,552	10,102
Compensation	7,062	11,665
Advertising and publicity	8,796	6,151
Other net income, costs and expenses	(57,481)	(20,277)
	38,105	**73,378**

33.6.1 Leases and rent

Consolidated	06.30.2018	06.30.2017
Real estate	16,441	16,797
Others	3,090	2,580
(-) PIS and Cofins credits	(762)	(785)
	18,769	**18,592**

34.1      Recognition of tax credit

On February 14, 2018 the Brazilian Federal Revenue Office recognized tax credit for the restated amount of R$80,226 in favor of the Company regarding the discussion of tax levy on Pasep from July 1988 to July 1995, in connection with the effects of Federal Senate Resolution 49, of October 9, 1995, which suspended the effects of Decree-Laws 2,445/1988 and 2,449/1988, deemed to be unconstitutional by the Federal Supreme Court. From the total amount recognized, R$55,096 were recorded in finance income and R$25,129 in other operating income.

35      Operating Segments

Operating segments are business activities that generate revenues and incur expenses, whose operating results are regularly reviewed by the executive boards of the Parent Company and subsidiaries and by key strategic decision makers responsible for allocating funds and assessing performance.

35.1      Products and services from which we generate revenues from the reportable segments

The Company operates in reportable segments identified by management, through the chief officers of each business area, taking into consideration the regulatory environments, the strategic business units, and the different products and services. These segments are managed separately, since each business and each company requires different technologies and strategies.

In the first half of 2018, all sales have been to customers within Brazilian territory, as well as all noncurrent assets are located in national territory.

The Company and its subsidiaries did not identify any customer who individually accounts for more than 10% of total net revenues in the first half of 2018.

The Company evaluates the performance of each segment based on information derived from accounting records.

The accounting policies of the operating segments are the same as those described in Note 4.

35.2      Company’s reportable segments

The reportable segments of the Company, in accordance with CPC 22/IFRS 8, are:

Power generation and transmission (GET) - this segment comprises the generation of electric energy from hydraulic, wind, and thermal projects (GER) and the transport and transformation of the power generated by the Company, and the construction, operation, and maintenance of all power transmission substations and lines (TRA). For managers, the assets and liabilities of the generation and transmission segments are shown on an aggregate basis while their result is shown separately;

Power distribution (DIS) - this segment comprises the distribution of electric energy, the operation and maintenance of the distribution infrastructure, and related services.

Telecommunications (TEL) - this segment comprises telecommunications and general communications services.

GAS - this segment comprises the public service of piped natural gas distribution.

Power sale (COM) - this segment comprises the sale of electric energy, and related services; and

Holding Company (HOL) - this segment comprises participation in other companies.

35.3      Assets per reportable segment

35.4      Statement of income per reportable segment

35.5      Additions to noncurrent assets by reportable segment

36      Risk Management and Financial Instruments

36.1      Categories and determination of fair value of financial instruments

Determining fair values

a)     Equivalent to their respective carrying values due to their nature and terms of realization.

b)     For assets classified as level 1 or level 2, calculated according to information made available by the financial agents and to the market values of the bonds issued by the Brazilian government.

c)     The criteria are disclosed in Note 4.1.1 to this quarterly information.

d)     The fair values of generation assets approximate their book values, according to Note 11 to this quarterly information.

e)     Calculated according to the price quotations published in an active market, for assets classified as level 1, and determined in view of the comparative assessment model for assets classified as level 2.

f)      Calculated based on the cost of the last issue by the Company, 120.0% of the CDI for discount of the expected payment flows.

g)     The Company based its calculation on the comparison with a long-term and post-fixed National Treasury Bond (NTN-B) maturing on August 15, 2024, which yields approximately 5.34% p.y. plus the IPCA inflation index.

h)     Receivables related to the concession agreement for providing electricity generation services under quota arrangements at their fair value calculated by expected cash inflows discounted at the rate established in ANEEL auction notice 12/2015 (9.04%).

i)      Calculated from the Unit Price quotation (PU) for 6/29/2018, obtained from the Brazilian Association of Financial and Capital Markets (Anbima), net of financial cost to amortize.

j)      Real net discount rate of 8.11% p.y., in line with the Company’s estimated rate for long-term projects.

36.2      Financial risk management

The Company's business activities are exposed to the following risks arising from financial instruments:

36.2.1     Credit risk

Credit risk is the risk of the Company and its subsidiaries incurring losses due to a customer or financial instrument counterparty, resulting from failure in complying with contract obligations.

a)     The Company’s Management manages the credit risk of its assets in accordance with the Group's policy of investing virtually all of its funds in federal banking institutions. As a result of legal and/or regulatory requirements, in exceptional circumstances the Company may invest funds in prime private banks.

b)     The risk arises from the possibility that the Company might incur in losses resulting from difficulties to receive its billings to customers. This risk is closely related to internal and external factors of Copel. To mitigate this type of risk, the Company manages its accounts receivable, detecting default consumers, implementing specific collection policies and suspending the supply and/or recording of energy and the provision of service, , as established in the agreement.

c)     Management believes this credit risk is low because repayments are secured by funds from dividends.

d)     Management believes this risk is very low because these contracts assure an unconditional right to be paid in cash by the concession Granting Authority at the end of the concession period for any infrastructure investments not recovered through tariffs.

e)     Management believes this risk is very low because these contracts assure an unconditional right to be paid in cash by the concession Granting Authority at the end of the concession period for any infrastructure investments not recovered through tariffs by the end of the period, specifically for the transmission business, since RAP is guaranteed revenue that does not involve demand risk.

For investments made in infrastructure and that were not recovered through tariff until the end of the concession, the agreements assure the right to receive cash until the end of the concession to be paid by the Granting Authority.

For the amount relating to RBSE assets existing on May 31, 2000, ANEEL published Normative Resolution 589/2013, which defines criteria for calculating the New Replacement Value (VNR). Given that on April 20, 2016, through MME Ordinance 120, the Granting Authority defined the means and period for receiving this asset regulated by. ANEEL Normative Resolution 762/2017, Management considers the risk of this credit to be low, even considering the injunctions that temporarily reduced the RAP receivable, regarding the cost of equity determined in RSBE’s assets from January 2013 to June 2017, as described in Note 10.4.

f)      Management considers the risk of this credit to be very low, as the contract for the sale of energy by quota guarantees the receipt of an Annual Generation Revenue - RAG guaranteed which includes the annual amortization of this amount during the concession term.

g)     For the generation concession assets, ANEEL published Normative Resolution 596/2013, which defines criteria for calculating the New Replacement Value (VNR), for indemnity purposes. Although the Granting Authority has not yet disclosed the means of remunerating these assets and there are uncertainties as to approval or ratification of investments made in this respect, Management believes that compensation for these assets indicates the recoverability of the recorded balance.

h)     Management believes this credit risk is very low because these are specific programs together with the State Government.

i)      The risk arises from the possibility that the Company might incur losses resulting from the volatility on the stock market. This type of risk involves external factors and has been managed through periodic assessment of the variations occurred in the market.

36.2.2     Liquidity risk

The Company's liquidity risk consists of the possibility of insufficient funds, cash or other financial asset to settle obligations on scheduled dates.

The Company manages liquidity risk relying on a set of methodologies, procedures and instruments applied for a permanent control over financial processes to ensure a proper management of risks.

Investments are financed by incurring medium and long-term debt with financial institutions and capital markets.

Short-, medium- and long-term business projections are made and submitted to management bodies for evaluation. The budget for the next fiscal year is annually approved.

Medium and long-term business projections cover monthly periods over the next five years. Short-term projections consider daily periods covering only the next 90 days.

The Company permanently monitors the volume of funds to be settled by controlling cash flows to reduce funding costs, the risk involved in the renewal of loan agreements and compliance with the financial investment policy, while at the same time keeping minimum cash levels.

The following table shows the expected undiscounted settlement amounts in each time range. Projections were based on financial indicators linked to the related financial instruments and forecast according to average market expectations as disclosed on the Central Bank of Brazil's Focus Report, which provides the average expectations of market analysts for these indicators for the current year and the following year. From 2021, 2020 indicators are repeated through the forecast period.

As disclosed in Notes 23.5 and 24.3, the Company and its subsidiaries have loans and financing agreements and debentures with covenants that if breached may have their payment accelerated.

As at June 30, 2018, Copel recorded a negative net working capital of R$234,160 in Parent Company and R$1,651,710 in the Consolidated. Management has been monitoring the liquidity and taking actions to balance the short-term financial capacity, preserving the Company's investment programs, as well as seeking debt extension.

36.2.3     Market risk

Market risk it is the risk that fair value or the future cash flows of a financial instrument shall oscillate due to changes in market prices, such as currency rates, interest rates and stock price. The purpose of managing this risk is to control exposures within acceptable limits, while optimizing return.

a)    Foreign currency risk (US Dollar)

This risk comprises the possibility of losses due to fluctuations in exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

The Company’s foreign currency indebtedness is not significant and it is not exposed to foreign exchange derivatives. The Company monitors all relevant exchange rates.

The effect of the exchange rate variation resulting from the power purchase agreement with Eletrobras (Itaipu) is passed on to customers in Copel DIS's next tariff adjustment.

The exchange rate risk posed by the purchase of gas arises from the possibility of Compagas reporting losses on the fluctuations in exchange rates, increasing the amount in Reais of the accounts payable related to the gas acquired from Petrobras. This risk is mitigated by the monitoring and transfer of the price fluctuation through tariff, when possible. Compagas monitors these fluctuations on an ongoing basis.

Sensitivity analysis of foreign currency risk

The Company has developed a sensitivity analysis in order to measure the impact of the devaluation of the U.S. dollar on its loans and financing subject to exchange risk.

The baseline takes into account the existing balances in each account as of 6/30/2018 and the probable scenario assumes a variation in the exchange rate - end of period (R$/US$3.70) based on the median market expectation for 2018 reported in the Central Bank’s Focus report of 7/27/2018.  For the scenarios 1 and 2, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for the financial instrument compared to the rate used in the probable scenario.

In addition to the sensitivity analysis required by CVM Resolution No. 475/2008, the Company evaluates its financial instruments considering the possible effects on profit and loss and equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by CPC 40 (R1) Financial Instruments. Disclosure. Based on the equity position and the notional value of the financial instruments held as of 6/30/2018, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

b)    Interest rate and monetary variation risk

This risk comprises the possibility of losses due to fluctuations in interest rates or other indicators, which may reduce financial income or financial expenses or increase the financial expenses related to the assets and liabilities raised in the market.

The Company has not engaged in transactions with derivatives to cover this risk, but it has continually monitored interest rates and market indicators, in order to assess the potential need for such transactions.

Sensitivity analysis of interest rate and monetary variation risk

The Company has developed a sensitivity analysis in order to measure the impact of variable interest rates and monetary variations on its financial assets and liabilities subject to these risks.

The baseline scenario takes into account the existing balances in each account as of 6/30/2018 while the ‘probable’ scenario assumes balances reflecting varying indicators as follows: CDI/Selic - 6.50%, IPCA - 4.11%, IGP DI - 7.69%, IGP-M - 7.67% and TJLP - 6.00%, estimated as market average projections for 2018 according to the Focus Report issued by the Central Bank of Brazil as of 7/27/2018, except TJLP that considers the Company’s internal projection.

For the scenarios 1 and 2, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for the financial instrument compared to the rate used in the probable scenario.

Interest rate risk and monetary variation	Risk	Baseline 06.30.2018	Projected scenarios - Dec.2018 Probable	Scenario 1	Scenario 2
Financial assets					
Bonds and securities	Low CDI/SELIC	233,871	7,480	5,638	3,770
Collaterals and escrow accounts	Low CDI/SELIC	42,200	1,350	1,017	680
CRC transferred to the State Government of Paraná	Low IGP-DI	1,512,294	57,071	42,999	28,800
Sectorial financial assets	Low Selic	635,019	20,313	15,294	10,237
Accounts receivable related to the concession	Low IPCA	4,709,939	95,815	72,041	48,149
Accounts receivable related to the concession compensation	Undefined (a)	72,893	-	-	-
State of Paraná - Government Programs	No risk	14,668	-	-	-
		7,220,884	**182,029**	**136,989**	**91,636**
Financial liabilities					
Loans and financing					
Banco do Brasil	High CDI	(979,295)	(31,326)	(39,007)	(46,630)
BNDES	High TJLP	(1,483,019)	(43,843)	(54,608)	(65,298)
BNDES	High IPCA	(11,342)	(231)	(288)	(344)
Promissory notes	High CDI	(1,154,210)	(36,921)	(45,974)	(54,959)
Banco do Brasil - Distribution of Funds from BNDES	High TJLP	(112,840)	(3,336)	(4,155)	(4,968)
Caixa Econômica Federal	High TJLP	(496)	(15)	(18)	(22)
Other	No risk	(317,575)	-	-	-
Debentures	High CDI/SELIC	(5,315,186)	(170,024)	(211,713)	(253,090)
Debentures	High IPCA	(553,889)	(11,268)	(14,050)	(16,818)
Debentures	High TJLP	(152,570)	(4,510)	(5,618)	(6,718)
Suppliers - renegotiation of gas	High IGP-M	(70,226)	(2,643)	(3,289)	(3,930)
Sectorial financial liabilities	High Selic	(93,583)	(2,994)	(3,728)	(4,456)
Ordinary financing of taxes with the federal tax authorities	High Selic	(118,540)	(3,792)	(4,722)	(5,644)
Special Tax Regularization Program - Pert	High Selic	(526,292)	(16,835)	(20,963)	(25,060)
Payable related to concession	High IGP-M	(530,273)	(19,960)	(24,838)	(29,674)
Payable related to concession	High IPCA	(47,522)	(967)	(1,205)	(1,443)
		(11,466,858)	**(348,665)**	**(434,176)**	**(519,054)**

(a) Risk assessment still requires ruling by the Granting Authority.

In addition to the sensitivity analysis required by CVM Resolution No. 475/2008, the Company evaluates its financial instruments considering the possible effects on profit and loss and equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by CPC 40 (R1) Financial Instruments. Based on the equity position and the notional value of the financial instruments held as of 6/30/2018, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

36.2.4     Electricity shortage risk

Approximately 64% of installed capacity in the country currently comes from hydroelectric generation, as informed by the Generation Information Bank of ANEEL, which makes Brazil and the geographic region in which we operate subject to hydrological conditions that are unpredictable, due to non-cyclical deviations of mean precipitation. Unsatisfactory hydrological conditions may cause, among other things, the implementation of comprehensive programs of electricity savings, such as rationalization or even a mandatory reduction of consumption, which is the case of rationing.

From 2014, the reservoirs of the Southeast/Midwest, North and Northeast regions have been subject to adverse climate situations, leading agencies responsible for this industry to adopt water resources optimization measures to guarantee full compliance with load.

The economic crisis that the country is going through has had a significant impact on the consumption of electricity, practically stagnating its growth in the last 4 years, being decisive to avoid a greater difficulty in the full service of the market.

Regarding short-term risk, the Electric Power Industry Monitoring Committee - CMSE has been reporting a balance between energy supply and demand, and indices have been kept within safety margins. The same position is adopted by ONS regarding the risk of deficit in the medium term, as stated in the 2018-2022 Energy Operation Plan.

Although dam storage levels are not ideal, from the standpoint of regulatory agencies, when combined with other variables they are sufficient to keep the risk of deficit within the safety margin established by the National Energy Policy Council - CNPE (maximum risk of 5%) in all subsystems.

36.2.5     Risk of GSF impacts

The Energy Reallocation Mechanism (MRE) is a system of redistribution of electric power generated, characteristic of the Brazilian electric sector, which has its existence by the understanding, at the time, of the need for a centralized operation associated with a centrally calculated optimum price known as PLD. Since generators have no control over their production, each plant receives a certain amount of virtual energy which can be compromised through contracts. This value, which enables the registration of bilateral contracts, is known as Physical Guarantee - GF and is also calculated centrally.  Unlike PLD, which is calculated on a weekly basis, GF, as required by Law, is recalculated every five years, with a limit of increase or decrease, restricted to 5% by revision or 10% in the concession period.

The contracts need to be backed. This is done, especially, through the allocation of power generated received from the MRE or purchase. The GSF is the ratio of the entire hydroelectric generation of the MRE participants to the GF sum of all the MRE plants. Basically, the GSF is used to calculate how much each plant will receive from generation to back up its GF. Thus, knowing the GSF of a given month the company will be able to know if it will need to back up its contracts through purchases.

Whenever GF multiplied by GF is less than the sum of contracts, the company will need to buy the difference in the spot market. However, whenever GSF multiplied by GF is greater than the total contracts, the company will receive the difference to the PLD.

The low inflows recorded since 2014 as well as problems with delays in the expansion of the transmission system have resulted in low GSF values, resulting in heavy losses for the companies holding MRE participating hydroelectric projects.

For plants with contracts in the Free Contracting Environment - ACL, the main way to manage the low GSF risk is not to compromise the entire GF with contracts, approach currently adopted by Copel.

For the contracts in the ACR, Law 13,203/2015, allowed the generators to contract insurance of the load, by means of payment of a risk premium. Copel adopted this approach to protect contracts related to energy produced by Mauá, Santa Clara, Fundão, Baixo Iguaçu and Cavernoso II Thermoelectric Plants.

For the distribution segment, the effects of the GSF are perceived in the costs of the contracts for availability, as well as in the costs associated with quota of Itaipu, of Angra and the plants whose concessions were renewed in accordance with Law 12,783/2013. This is a financial risk, however, since it guarantees the neutrality of energy purchase expenses through a tariff transfer.

36.2.6     Risk of non-renewal of concessions - generation and transmission

Currently, the extension of generation, transmission and distribution concessions covered by Articles 17, 19 and 22 of Law No. 9,074/1995 is governed by Law 12,783/2013. However, extension is permitted after express acceptance of conditions of that Law, such as: i) distribution and transmission revenue determined according to criteria established by ANEEL; ii) submission to service quality standards defined by ANEEL; (iii) change from price remuneration to tariff calculated by ANEEL for each plant; and (v) allocation of plant energy and capacity physical guarantee shares to concessionaires and permission holders of distribution public utilities.

Concessions of hydroelectric power generation, electric power transmission and distribution may be extended at the discretion of the Concession Grantor, one single time, for a period of up to 30 years. However, for concessions of thermoelectric power generation, extension period is limited to 20 years. Decree 9,187 of November 1, 2017 regulates the extension of the thermoelectric power generation concessions set forth in Law 12,783.

Current regulation also defines that the concessionaire should request extension of concession at least 60 months before the final contract date or after granting of concessions to hydroelectric power generation and electric power transmission and distribution plants, and of up to 24 months for thermoelectric plants.

It was also defined that, if the concessionaire opts to extend its concession, the Concession Grantor may advance effects of extension by up to 60 months counted as of contract or grant date, and may also define initial tariff or revenue.

On March 24, 2017 Copel GeT filed with ANEEL its intention to extend the granting of the Figueira Hydroelectric Plant generation concession, emphasizing, however, that it will sign the necessary contracts and / or amendments only after knowing and accepting the contractual terms and the rules that will govern any process related to the extension of the grant. For the other plants of Copel GeT with concessions ending within a term of ten years, the deadlines for the Company to inform about the extension or not of the generation concessions are shown below:

These five plants represent a Physical Guarantee of an average 620.69 MW.

The Company will make analyses in the future to decide on whether or not concessions should be extended in view of conditions imposed by the Concession Grantor, aiming at preserving its profitability levels.

In case extension is not brought forward, the Concession Grantor will open a tender bid process for concessions of the auction or competition type, considering for tender bid judgment, the lowest tariff value and the highest offer to pay grant bonus.

Copel GeT does not have any transmission concession ending in the next ten years.

36.2.7     Risk of non-renewal of concessions - distribution of electricity

On December 9, 2015, pursuant to the term of Concession Agreement amendment No. 46/1999 of Copel DIS, concession was extended, provided that quality and efficiency parameters for provision of distribution services are met, measured by indicators that consider duration and frequency of service interruptions (DECi and FECi) and efficiency in the Company’s economic and financial management.

The fifth amendment to the concession agreement imposes indexes of economic and financial efficiency and quality. Failure to comply with the indexes for two consecutive years or any limits at the end of the first five years will result in the termination of the concession (clause 18, subclause 1), observing the agreement terms, specifically the right to full defense and reconsideration. Non-compliance with the global electricity supply quality indicators (DEC and FEC) for two consecutive years or three times in five years, depending on ANEEL’s regulation, may limit the payment of dividends or interest on capital (clause 2, subclause 8), while the breach of the economic and financial sustainability indicators may require a capital contribution from the controlling shareholders (clause 13, subclause 4). From the sixth year following the signing of the agreement, the breach of quality criteria for three consecutive years or of economic and financial management criteria for two consecutive years will result in the opening of an expiration process (clause 12, subclause 14), causing the end of the concession.

The following table sets out the targets set for Copel DIS in the first five years of the renewal:

36.2.8     Risk of non-extension of the gas distribution concession

As presented in Note 2.1.1, the expiration date of the gas distribution concession of the subsidiary Compagás is under discussion with the concession grantor.

In the event of non-extension of the concession, Compagás will be entitled to compensation for investments made in the last 10 years prior to the end of the concession at their depreciated replacement value, according to the contractual clause.

36.2.9     Risk of overcontracting and undercontracting of electricity

In the current regulatory model, the agreement for purchase of electric power by distributors is regulated by Law No. 10,484/2014 and Decree No. 5,163/2004, which determine that distributors must purchase the volume required to serve 100% of their market through auctions on the Regulated Contacting Environment - ACR.

The contracting of the total output available in the market is verified by observing the period comprising the calendar year, and the difference between the costs remunerated by the tariff and those actually incurred on the power purchase are fully passed on to captive consumers as long as the Distributor presents a contracting level between 100% and 105% of its market. However, if distributors determine contracting levels lower or higher than the regulatory limits, there is the assurance of neutrality if it is identified that such violation derives from extraordinary and unforeseen events that are not manageable by the buyer.

In the last years, the distribution segment has been exposed to a general overcontracting scenario, as most companies determined contracting levels higher than 105%. Considering that several factors that have contributed to this situation are extraordinary and unavoidable by the distributors, such as the involuntary allocation of physical guarantee quotas and the broad migration of consumers to the free market, the ANEEL and the MME implemented a series of measures aiming at the migration of overcontracting. Between the years 2015 and 2017, we highlight:

• Normative Resolution No. 700/2016, which regulated the recognition of involuntary overcontracting arising from the reallocation of assured power quota of plants renewed pursuant Law 12,783/2013;

• Normative Resolutions No. 693/2015 and 727/2016, which regulated the New Energy and Decrease Clearing Facility (“Mecanismo de Compensação de Sobras e Déficits - MCSD-EN”), for the contracts arising from new generation projects, which enabled the reallocation of energy between distributors and generators;

• Normative Resolution No. 711/2016, which established criteria and conditions for bilateral agreements between distributors and generators, under the temporary, total or partial reduction in the contracted power, permanent reduction, however partial, and also the contractual restriction.

• Decree 9,143/2017 was published, which, among other measures, changes Decree 5,163/2014, recognizing: i) the involuntary contractual exposures arising from the migration of special consumers to the free market, provided that the evaluation of the maximum effort by distributors is considered by ANEEL; and ii) the contractual right to the reduction of existing power auctions, by the amounts related to the migration of special consumers to the free market. Eligible contracts are those arising from power auctions held after June 2016, pursuant to Normative Resolution No. 726/2016

Also in 2017, ANEEL initiated Public Hearing 70/2017, aiming at obtaining support for the regulation of mechanism for sale of contractual surplus, by free market distributors, pursuant to Law 13,360/2016, specifically to free consumers, sellers, generators and self-producers. The discussions will continue in 2018, but there is already an expectation that the mechanism can be used as an important tool for managing contracting by distributors.

Regarding Copel DIS contracting for 2018, the indicators pointed preliminarily to an overcontracting scenario, where mitigating actions would be required. All tools available were used to manage the contracting, seeking to meet the requirement to put forth its maximum effort to adjust its contracting level to regulatory limits. In this context, the distributor:

a) reported its surpluses, in Free Changes and New Energy MCSD, related to exceeding amounts of energy of physical guarantee quotas and not contracted by special consumers;

b) returned fully, in MCSD 4%, related to the market fluctuations of up to 4% of the contracted amounts of existing electricity;

c) returned fully, in monthly MCSD, the amounts of energy not contracted by potential free consumers; and

d) established agreements with generators for contract reduction, entering into bilateral agreements in accordance with Normative Resolution No. 711/2016;

In accordance with current market data, Copel DIS projects to end 2018 with a contracting level of 100% to 105%, without impairing the ongoing monitoring of indicators throughout the year, mainly in relation to the adoption of any mitigating actions.

36.2.10  Gas shortage risk

This risk involves potential periods of shortage of natural gas supply to meet the Company’s gas distribution and thermal generation business requirements.

Long periods of gas shortage could result in losses due to lower revenues by subsidiaries Compagas and UEG Araucária.

The natural gas supply contract between Brazil and Bolivia is effective for twenty years, ending in 2019. In the event of non-renewal of this contract, currently centralized at Petrobras, the direct consumers or state distributors shall negotiate directly with Transportadora Brasileira Gasoduto Bolívia-Brasil (TBG).

On the other hand, the volume of natural gas produced in the pre-salt has increased. The Brazilian’s current net output is 67 million m³/day and with growing trend.

In addition to the gas from Bolivia and from the pre-salt, there is the alternative of importing the Liquified Natural Gas (LNG). Currently Petrobras has tree regasification stations with total capacity of 41 million m³/day.

There are still projects of new regasification stations in all Brazilian regions, and the stations located in the South have capacity to meet the consumption of this region of the country.

In the international market, the natural gas price has remained stable, indicating a balance between supply and demand.

In this scenario, the natural gas shortage risk can be considered low.

36.3      Capital management

The Company seeks to maintain a strong capital base to maintain the trust of investors, creditors and market and ensure the future development of the business. Management also strives to maintain a balance between the highest possible returns with more adequate levels of loans and the advantages and the assurance afforded by a healthy capital position. Thus, it maximizes the return for all interested parties in its operations, optimizing the balance of debts and equity.

The Company monitors capital by using an index represented by adjusted consolidated net debt divided by adjusted consolidated EBITDA (Earnings before interest, taxes, depreciation and amortization), for the last twelve months. Corporate goal established in strategic planning provides for maintenance of index below 3.5 while any expectation of failing to meet this target will prompt Management to take steps to correct its course by the end of each reporting period.

36.3.1     The equity indebtedness is shown below:

37      Related Party Transactions

a)     The Luz Fraterna Program, created under Law No. 491/ 2013 and No. 17,639/2013, allows the State Government to pay for the electricity bills of low income families in Paraná - which have duly applied for the program - provided their consumption does not exceed 120 kWh a month. This benefit is available to residential customers with single-phase connections, rural customers with single-phase connections or two-phase connections with circuit breakers of up to 50 amperes. Applicants must not have more than one electricity bill under their names and must not have any pending debts to the Company.

In March 2018 the amount of R$159,274 was settled. The principal amount was subject to interest, fine and inflation adjustment amounting to R$155,282 as at June 30, 2018. We highlight that, in spite of the actions taken by Management to balance this debt, there are still uncertainties as to the realization of this asset and therefore, in view of such condition, this amount was not recorded, in compliance with the provisions of current accounting standards. Considering the tax treatment to be applied, according to the provisions of Normative Instruction No. 1,753/2017 of the Brazilian Federal Revenue, the Company subjected this revenue to taxation.

Management stresses that it is making all necessary efforts and taking all appropriate measures to preserve the Company’s interests.

b)     Reimbursement of wages and social charges for employees transferred to the Paraná State Government. The balances shown are net of expected credit losses in the amount of R$911 as of 6/30/2018 (R$1,193 as of 12/31/2017).

c)     Revenue of Copel TEL from telecommunications services and lease of equipment and infrastructure.

d)     The Meteorological System of Paraná - Simepar is a supplementary unit of the Independent Social Service Paraná Technology, linked to the State Department of Science, Technology and Higher Education. Simepar has contracts with Copel, effective until 2/22/2019, for services of weather forecast, meteorological reports, ampacity analysis, mapping and analyses of winds and atmospheric discharges.

e)     BNDES is the parent company of BNDES Participações S.A. - - BNDESPAR, which has significant influence over Copel (Note 31.1).

f)      BNDES and BNDESPAR acquired all the debentures issued by the subsidiaries Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV and Ventos de Santo Uriel (Note 24).

g)     Basic sanitation provided by Sanepar.

h)     Charges for the use of the Transmission System and revenue from operating and maintenance contracts, engineering services and sharing of facilities with Copel GeT.

i)      Copel DIS has transmission system connection contracts (CCT) with two companies - Costa Oeste Transmissora de Energia and Caiuá Transmissora de Energia - expiring upon the termination of the distribution or transmission concession, whichever occurs first.

j)      Copel DIS maintains a Contract for the Use of Transmission System (Cust) with ONS and power transmission concessionaires whose object is the contracting of Transmission System Use Amount (Must). Contracting is permanent and is regulated by ANEEL Normative Resolution No. 666/2015. Amounts are defined for four subsequent years, with annual reviews.

k)     Power purchase and sale agreement signed by Dona Francisca Energética and Copel GeT, expiring on March 31, 2025.

l)      Light pole sharing agreement, signed between Sercomtel S.A. Telecomunicações and Copel DIS, expiring on December 28, 2018.

m)    The Institute of Technology for Development (Lactec) is a Public Interest Civil Society Organization (OSCIP), in which Copel is an associated. Lactec has service and R&D contracts with Copel GeT and Copel DIS, which are subject to prior or later control and approval by ANEEL. The asset balances refer to Energy Efficiency and R&D programs, recorded under current assets, in service in progress, until the respective projects are concluded, pursuant to ANEEL.

n)     Personnel cost-sharing agreement entered into with Copel and its subsidiaries.

The values resulting from operating activities of Copel DIS with related parties are billed at the rates approved by ANEEL.

37.1      Guarantees and endorsements awarded to related parties

Sureties and guarantees granted by Copel to its subsidiaries for financing and debentures are informed in Notes 23 and 24.

Copel provided financial guarantees, in the form of corporate bond, for power purchase agreements made by Copel GeT, in the total amount of R$3,633 and made by Copel Energia, in the amount of R$79,358.

Sureties and guarantees granted by Copel and Copel GeT for financing, debentures and insurance contracts of joint ventures are shown below:

Company	Operation	Date issued	Final maturity	Amount approved	Balance 06.30.2018	Interest %	Amount endorsement/ security
(1)	Caiuá Transmissora	Financing	12.23.2013	02.15.2029	84,600	68,112	49.0	33,375
(2)	Guaraciaba Transmissora	Financing	09.28.2016	01.15.2031	440,000	406,523	49.0	199,196
(3)	Integração Maranhense	Financing	12.30.2013	02.15.2029	142,150	110,768	49.0	54,276
(4)	Mata de Santa Genebra	Financing	11.30.2017	07.15.2033	1,018,500	842,443	50.1	422,064
(5)	Matrinchã Transmissora	Financing	12.27.2013	05.15.2029	691,440	542,747	49.0	265,946
(6)	Matrinchã Transmissora	Debentures	05.15.2016	06.15.2029	180,000	205,462	49.0	100,676
(7)	Paranaíba Transmissora	Financing	10.21.2015	10.15.2030	606,241	571,066	24.5	139,911
(8)	Paranaíba Transmissora	Debentures	01.15.2017	03.15.2028	120,000	109,430	24.5	26,810
(9)	Voltalia São Miguel do Gostoso Part. S.A. (a)	Debentures	01.15.2016	12.15.2028	57,000	48,932	49.0	23,977
(10)	Usina de Energia Eólica Carnaúba S.A. (a)	Financing	08.24.2015	11.15.2031	74,000	62,186	49.0	30,471
(11)	Usina de Energia Eólica Reduto S.A. (a)	Financing	08.24.2015	11.15.2031	70,000	58,249	49.0	28,542
(12)	Usina de Energia Eólica Santo Cristo S.A. (a)	Financing	08.24.2015	11.15.2031	74,000	61,117	49.0	29,947
(13)	Usina de Energia Eólica São João S.A. (a)	Financing	08.24.2015	11.15.2031	68,000	56,752	49.0	27,808
(14)	Cantareira Transmissora de Energia	Financing	12.28.2016	09.15.2032	426,834	462,776	49.0	226,760
(15)	Cantareira Transmissora de Energia	Debentures	01.09.2018	08.15.2032	100,000	104,544	49.0	51,227
								1,660,986

(a) Subsidiaries of Voltália São Miguel do Gostoso I Participações S.A.

Financial institution (fund provider):

BNDES: (1) (2) (3) (4) (5) (7) (10) (11) (12) (13) (14)

Allocation:

Investment Program and/or Working capital.

Endorsement/Security:

Provided by Copel Geração e Transmissão: (1) (3);

Provided by Copel: (2) (4) (5) (6) (7) (8) (9) (10) (11) (12) (13) (14) (15)

Securities offered for the transaction:

Pledge of shares of Copel Geração e Transmissão proportional to the interest in projects.

38      Commitments

Commitments related to long-term contracts not yet incurred, and therefore not recognized in the financial statements, are as follows:

39      Insurance

Details by risk type and effectiveness date of the main policies can be seen below.

In addition to the related insurance, the Company and its subsidiaries contract other insurance policies with lower values, such as: general civil liability, payment guarantee, several risks, national and international transportation and life insurance.

The guarantee insurance contracted by the subsidiaries, joint ventures and associates have Copel and/or Copel GeT as guarantor, within the limits of their participation in each project.

40      Additional Information to the Statement of Cash Flows

40.1      Non-cash transactions

Among the changes in the investments group, described in Note 18.1, the amount of capital contributions was R$171,414. This amount includes R$36,224, corresponding to the capital increase in joint venture Voltalia São Miguel do Gostoso I, made through the conversion and settlement of the loan agreement existing between the Parent Company Copel and the mentioned investee.

As presented in Note 19.2, the additions to property, plant and equipment reached R$778,043. Of this amount, R$60,094 represent the portion of installment purchases not settled through the end of the first six-month period.

In turn, as mentioned in Notes 20.1, 20.3 and 20.4, the additions to intangible assets totaled R$305,739. Of this amount, R$47,216 is equivalent to the installment purchases not settled through the end of the six-month period.

The mentioned transactions did not involve cash and, for this reason, are not being presented in the statement of cash flows.

41      Subsequent Events

41.1      Araraquara II – Taubaté transmission line

On July 19, 2018, the transmission line Araraquara II - Taubaté entered commercial operation, this project is related to Copel GeT, with an extension of 334 kilometers and crossing 28 cities of the State of São Paulo to connect the Araraquara II substation located in the city of Araraquara to the Taubaté substation located in the city of Taubaté. The project has a concession until October 2040 and adds R$29,800 to the RAP of Copel GeT. The new line allows the full transportation of energy from the Madeira river (Jirau and Santo Antônio plant) and will improve the quality of the energy supply to the Southeast region of Brazil, enhancing the reliability of the National Interlinked System.

41.2      Debentures

On July 31, 2018, Copel GeT completed the 4th issue of simple non-convertible unsecured debentures, with additional personal guarantee, in a single series, for public distribution, pursuant to CVM Ruling 476/2009, in the total amount of R$1,000,000. The Company issued 1,000,000 debentures, with par value of R$1 each, maturing within five years from the issue date and amortization in three annual instalments, with maturity dates on July 23, 2021, July 23, 2022 and on July 23, 2023. The debentures will earn interest corresponding to the accumulated variation of 126.0% of the daily average rates of the Interbank Deposits - DI. Copel’s corporate guarantee was provided for this transaction. The funds raised were intended for the total early redemption of the 4th issue of Promissory Notes in the amount of R$600,000 on July 31, 2018 and the partial restore of the issuer’s cash, due to the payment of the 1st installment of amortization of its 2nd issue of debentures, in the amount of R$500,000 on July 13, 2018.

COMMENTS ON PERFORMANCE

for the six-month period ended June 30, 2018

All amounts expressed in thousands of Brazilian reais

1            Distribution Lines

Compact-Design Distribution Lines - Copel Distribuição S.A. has implemented compact-design distribution lines in urban areas with a high concentration of trees surrounding distribution grids. This technology reduces the number of trees cut down or trimmed, and improves the quality of power supply by reducing the number of unplanned outages. The total length of compact-design distribution lines installed at the end of June 2018 was 9,949 km (against 9,211 km in June 2017), up by 738 km year-over- year, a variation of 8.0%.

Secondary Isolated Lines – Copel Distribuição is also investing in low-voltage (127/220V) secondary isolated lines, which offer substantial advantages over regular overhead lines, including: improvement inDEC - Equivalent Time of Interruption per Consumer Unit and FEC - Equivalent Frequency of Interruption per Consumer Unit distribution performance indicators; defense against illegal connections; improved environmental conditions; reduced areas subject to tree trimming; improved safety; reduced voltage drops throughout the grid; and increased transformer useful life due to the reduction of short-circuits, among other advantages. The total length of secondary isolated lines as of the end of June 2018 was 17,821 km (against 16,789 km in June 2017), up by 1,032 km year-over-year, a variation of 6.1%.

2            Power Market

Market behavior - Power generation by Copel Geração e Transmissão S.A. and wind farms totaled 9,907 GWh in the first six months of 2018 (against 10,300 GWh in the same period in 2017). The volume of energy purchased by Copel Distribuição by means of CCEARs (auctions) was 5,264 GWh (against 5,656 GWh in the same period in 2017), while the volume purchased from Itaipu was 2,840 GWh (against 2,945 GWh in the same period in 2017), as described below:

Energy sale - down by Copel Distribuição, Copel Geração e Transmissão, Copel Comercialização and wind farms:

Captive Market of Copel Distribuição - Energy sales to Copel Distribuição’s captive market totaled 9,979 GWh in the first half of 2018, down 1.7% against the same period in 2017. This result was influenced by the reduction of the consumption of the industrial and commercial segments, mainly due to the migration of clients to the free market recorded in the first quarter.

The residential segment consumed 3,677 GWh from January to June 2018, down 1.9%. This result was due to the good performance in the second quarter, when there was an increase of 2.3% in the number of clients and higher average monthly consumption, partially justified by the higher temperatures recorded in April. In the first half of 2018, the consumption of the residential segment was equivalent to 36.8% of the captive market, totaling 3,721,532 clients.

The consumption of the industrial segment decreased by 15.7% in the first half of 2018, to 1,453 GWh, mainly caused by the migration of captive clients to the free market. In addition, the truck driver’s strike at the end of May impacted negatively the industrial activity, with consequences on the segment’s consumption for the six-month period. By the end of June 2018, the industrial segment represented 14.6% of the captive market’s consumption with 74,210 consumers.

The commercial segment consumed 2,394 GWh in the first half of 2018, down 0.5%, influenced by the migration of clients to the free market, which correspond to an average consumption of 12 GWh in the six-month period and due to the lower average consumption caused mainly by the lower temperatures at the beginning of 2018. At the end of June, this segment represented 24.0% of the captive market with 393,777 consumers.

The rural segment recorded a 2.9% increase in consumption in the first half of 2018, totaling 1,222 GWh. By the end of June 2018, the segment accounted for 12.2% of the Copel’s captive market, totaling 353,461 consumers.

The consumption of other segments (public bodies, public lighting, public services and own consumption) totaled 1,233 GWh from January to June 2018, with an increase of 0.9%. Jointly, these segments accounted for 12.4% of the captive market, totaling 57,525 consumers at the end of June 2018.

Number of consumers - The number of end users (captive consumers of Copel Distribution and free consumers of Copel GeT, Copel Comercialização and other suppliers within the concession area of Copel Distribuição) billed in June 2018 was 4,601,538, up by 1.9% against the same month in 2017.

3            Management

Headcount

4            Market Relations

From January to June 2018, Copel’s common (ON — ticker CPLE3) and class B preferred registered shares (PNB - ticker CPLE6) were traded in 100% of trading sessions of Brasil, Bolsa, Balcão (B3).

The shares outstanding totaled 44.96% of the Company’s capital stock. At the end of June 2018, Copel’s market value was R$5,592,958, based on quotations of all markets.

Out of the 64 stocks that make up Ibovespa’s theoretical portfolio Copel’s PNB shares was 0.181%, with a 1.1955 Beta index.

Copel’s share in the portfolio of the Electric Power Sector Index - IEE was 4.829%.

COPEL PNB’s share in B3 - Corporate Sustainability Index (ISE) was 0.972%.

In B3, ON shares closed the period traded at R$19.21, a negative variation of 10.23%, while PNB shares closed at R$21.92, with negative variation of 12.14%. In the same period the IBOVESPA index recorded a negative variation of 4.76%.

On the New York Stock Exchange (NYSE), PNB shares are traded at “Level 3”, in the form of ADSs, under ticker ELP, and were traded in 100% of the trading sessions, closing the period at US$5.58, with a negative variation of 26.87%. Also in this period the Dow Jones Index recorded a negative variation of 1.81%.

On the Latibex (the Euro market for Latin American Securities), which is connected to the Madrid Stock Exchange), the Company’s PNB shares were traded under the ticker XCOP in 35% of trading sessions, closing the period at € 4.78, with a positive variation of 23.967%. In the same period, the Latibex All Shares index recorded a negative variation of 2,65%.

The table below is a summary of Copel’s share trading between January and June 2018:

5            Tariffs

Power distribution tariffs

Power purchase tariffs

Tariff Supply* - R$/MWh	Jun 2018	Jun 2017	Variation
Itaipu (a)	258.62	208.10	24.3%
Auction 2010 - H30	219.34	211.77	3.6%
Auction 2010 - T15 (b)	261.87	129.57	102.1%
Auction 2011 - H30	226.43	219.94	3.0%
Auction 2011 - T15 (b)	188.56	190.57	-1.1%
Auction 2012 - T15 (b)	246.71	223.17	10.5%
Auction 2016 - T20 (b)	161.30	160.83	0.3%
Auction CCEAR 2014 - 2019 (c)	518.26	144.29	259.2%
Auction CCEAR 2014 - 2019 (d)	-	333.18	-100.0%
Auction 2014 - 18M	-	-	-
Auction 2014 - 36M	-	-	#DIV/0!
Bilaterais	245.06	240.53	1.9%
Angra	251.45	229.71	9.5%
CCGF (e)	83.44	60.16	38.7%
Santo Antonio	140.78	136.12	3.4%
Jirau	123.82	119.73	3.4%
Other auctions (f)	211.58	165.84	27.6%
Tariff Average Supply	**195.30**	**152.14**	**28.4%**

(a) Furnas transport charge not included.

(b) Average auction price restated according t o the IPCA inflation index. The price comprises in fact three components: a fixed

(c) Energy Agreements.

(d) Capacity Agreements.

(e) Contract of quotas of assured pow er of those HPPs w hich concessions w ere extended pursuant the new rules of Law 12783/13.

(f) Products average price.

*The table has been updated for all periods as new calculation methodology for average prices, a result of the 4th phase of the Public Hearing 78/2011 Aneel approved on 03.28.2016.

Power supply tariffs

6            Economic and Financial Results

Revenues (Note 32)

Until June 2018, net operating revenues was R$6,954,511, or 7.5% up against R$6,470,240 recorded in the same period in 2017.

This variation was mainly explained by:

a)    17.7% increase in Revenues from Supply, mainly caused by the increase in energy sold by Copel Comercialização and the tariff adjustment of Copel DIS, effective as of June 24, 2017, which adjusted the energy tariff by 10.28%;

b)      19.9% decrease in Revenues from the Availability of the Energy, mainly caused by the decrease in sales settled in CCEE due to the lower allocation of energy in the spot market;

c)      16.2% decrease in Revenues from the Availability of the Power Grid, mainly caused by the recognition of adjustment of the final report on RBSE assets in 2017 of R$183,015, while in 2018 only the inflation adjustment of the asset was recognized;

d)      a 21.3% increase in Revenues from Telecommunication, largely due to the increase in the number of clients, particularly in the retail market, with the Copel Fibra product; and

e)      a 747.7% increase in Sectorial financial assets and liabilities result, mainly caused by the constitution of sectorial assets relating to electricity costs and the amortization of sectorial liabilities

Operating Costs and Expenses (Note 33)

Operating costs and expenses totaled R$5,784,485, up by 11.1% compared to R$5,207,105 recorded in the same period in 2017. The main highlights were as follows:

a)      a 10.5% increase in electricity purchased for resale, especially given the variation in price;

b)      101.9% increase in Charges from the use of the power grid, mainly due to the indemnities to the transmission companies; and

c)      a 10.1% increase compared to the same period in 2017 in the balance of the Personnel and Management account, mainly due to enrollments with the Incentive Termination Program (PDI) until March 2018.

Financial Result (Note 34)

The increase of R$243,684 in financial result, corresponding to 58.3% compared to the same period of 2017 is mainly due to a 54.1% increase in financial income, due to the adjustment for interest on taxes recoverable and the recognition of tax credit, plus the decrease of 11.5% in financial expenses, due to lower monetary and exchange variations and interest on debts.

Ebitda

Ebitda (earnings before interest, taxes, depreciation and amortization) is as follows:

The EBITDA is a non-accounting measure prepared by the Company, reconciled with its financial statements, pursuant to the provisions of Circular Letter/CVM/SNC/SEP No. 01/2007 and CVM Instruction No. 527/2012. It is not a measure recognized by accounting practices adopted in Brazil or international accounting standards, does not have a standard meaning and cannot be comparable to measures with similar titles provided by other companies. The Company discloses it because it is used to measure its performance.

The EBITDA cannot be considered separately or as a substitute of net income or operating income, as an indicator of operating performance or cash flow, or to measure the liquidity or the ability to pay debt.

COMPOSITION OF GROUPS RESPONSIBLE FOR GOVERNANCE

BOARD OF DIRECTORS
Chairman	Mauricio Schulman
Members	Jonel nazareno iurk MAURO RICARDO MACHADO COSTA Rogério Perna MARCO ANTÔNIO BARBOSA CÂNDIDO Leila Abraham Loria Olga Stankevicius Colpo Sérgio Abu Jamra Misael Adriana Angela Antoniolli
STATUTORY AUDIT COMMITEE
Chairman	Mauricio Schulman
Financial Expert	Rogério Perna
Members	MARCO ANTÔNIO BARBOSA CÂNDIDO
Leila Abraham Loria
Olga Stankevicius Colpo

SUPERVISORY BOARD
Sitting members	Roberto Lamb Letícia Pedercini Issa Maia DAVID ANTONIO BAGGIO BATISTA GEORGE HERMANN RODOLFO TORMIN CLEMENCEAU MERHEB CALIXTO

EXECUTIVE BOARD
CEO	Jonel nazareno iurk
Enterprise Management Officer	ana letícia feller
Chief Financial and Investor Relations Officer	Adriano rudek de moura
Chief Business Development Officer	José marques filho
Chief Legal and Institutional Relations Officer	harry françóia jÚnior
Chief Governance, Risk and Compliance Officer	vicente loiácono neto
Assistant Officer	PAULO CESAR KRAUSS

ACCOUNTANT
CRC-PR-045809/O-2	ADRIANO FEDALTO

Information about this report
Investor Relations	Phone: +55 (41) 3222-2027 ri@copel.com

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders and Management of

Companhia Paranaense de Energia - COPEL

Curitiba - PR

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Paranaense de Energia - COPEL (the “Company”), included in the Quarterly Information Form - ITR for the quarter ended June 30, 2018, which comprises the statement of financial position as at June 30, 2018 and the related statements of income and comprehensive income for the three and six-month periods then ended and the statements of changes in equity and cash flows for the six-month period then ended, including the explanatory notes.

The Company’s Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) – Interim Financial Reporting and with international standard IAS 34– Interim Financial Reporting issued by the International Accounting Standards Board – IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission - CVM, applicable to the preparation of Quarterly Information - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the Interim Financial Information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the Quarterly Information - ITR referred to above has not been prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34 applicable to the preparation of Quarterly Information - ITR and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission - CVM.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Other Matters

Statements of added value

We have also reviewed the individual and consolidated statements of added value (“DVA”) for the six-month period ended June 30, 2018, prepared under the responsibility of the Company’s Management, the presentation of which in the interim financial information is required by the standards issued by CVM applicable to the preparation of Quarterly Information - ITR, and considered supplemental information by International Financial Reporting Standards - IFRS, issued by the IASB, which do not require the presentation of a DVA. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in relation to the individual and consolidated interim financial statements taken as a whole.

Curitiba, August 14, 2018

DELOITTE TOUCHE TOHMATSU Auditores Independentes	Fernando de Souza Leite Engagement Partner

SUPERVISORY BOARD’S OPINION ON THE INTERIM FINANCIAL

INFORMATION FOR THE SECOND QUARTER OF 2018

The members of the Supervisory Board of Companhia Paranaense de Energia - Copel, undersigned, in accordance with their legal and statutory duties and responsibilities, have examined the Interim Financial Information for the 2nd quarter of 2018 approved by the Company’s Board of Directors at the meeting held on this date. The minutes were received and assessed individually by the members prior to the meeting and were previously discussed with the Management and the independent auditors. Based on the work performed over the quarter, the analyses performed, the monitoring of discussions on internal controls and the clarifications provided by Management and the independent auditors and also considering the Limited Review Report of the Independent Auditors Deloitte Touche Tohmatsu Auditores Independentes, issued without qualifications, the members of the Supervisory Board declare that they are not aware of any facts or evidences that are not reflected in the Interim Financial Information for the quarter ended June 30, 2018 and conclude that this information may be disclosed.

Curitiba, August 14, 2018

/s/	/s/
ROBERTO LAMB	CLEMENCEAU MERHEB CALIXTO
Chairman

/s/	/s/
DAVID ANTONIO BAGGIO BATISTA	GEORGE HERMANN RODOLFO TORMIN

/s/
LETÍCIA PEDERCINI ISSA MAIA

S T A T E M E N T

By this document, the Officers of Companhia Paranaense de Energia - Copel, publicly-held mixed capital company, with its headquarters at Rua Coronel Dulcídio nº 800,- PR, Curitiba - PR, enrolled with the National Registry of Legal Entities (CNPJ) under No. 76.483.817/0001-20, for the purposes of the provisions in item II, paragraph 1 of article 29 of CVM Instruction 480/2009, state that:

 (I)        we have reviewed and discussed and agree with the opinions expressed in the audit report of Deloitte Touche Tohmatsu Auditores Independentes related to the interim financial information of Copel included in the Quarterly Information Form - ITR as of 6/30/2018; and

 (II)       we have reviewed and discussed and agree with the interim financial information of Copel included in the Quarterly Information Form - ITR as of 6/30/2018.

In witness whereof, we sign this document.

Curitiba, August 14, 2018

/s/

Jonel Nazareno Iurk

CEO

     /s/

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

   /s/

Harry Françóia Júnior

Chief Legal and Institutional Relations Officer

/s/

Ana Letícia Feller

Enterprise Management Officer

 /s/

José Marques Filho

Chief Business Development Officer

             /s/

Vicente Loiácono Neto

Chief Governance, Risk and Compliance Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date October 9, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.